Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Chick'nCone™ Franchise LLC
241 N 4th St
Bangor, PA 18013
www.chickncone.com

Up to $1,070,000.00 in Class B Units at $20.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Chick'nCone™ Franchise LLC
Address: 241 N 4th St, Bangor, PA 18013
State of Incorporation: DE
Date Incorporated: March 08, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 500 shares of Class B Units
Offering Maximum: $1,070,000.00 | 53,500 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $20.00
Minimum Investment Amount (per investor): $100.00

Maximum subject to adjustment for bonus units. See 10% Bonus below

Perks*

$200 — You will receive an "Owners Club" Chick'nCone™ T-Shirt

$500 —You will receive an "Owners Club" Chick'nCone™ T-Shirt and a Swag Bag

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Chick'nCone™ Franchise LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Units at $20 / units, you will receive 11 Class B Units, meaning you'll own 11 units for $200. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Chick'nCone™ Franchise LLC is a fast food franchisor. The company offers franchise license packages to experienced food and beverage franchisees in target regions in order to duplicate, on a national scale, the success it has had in the NYC market. These franchisees will capitalize and operate the franchised units to Chick'nCone™ standards of operation and will be contractually obligated to open the units on an agreed to timeline. Chick'nCone™ Franchise LLC is responsible for establishing supply chain and support systems for each franchisee making sure that quality and constancy is achieved across the network. Chick'nCone™ LLC is the sole owner of Chick'nCone Franchise LLC. Chick'nCone Franchise LLC exists to operate the Franchising arm of the Chick'nCone™ business.Chick'nCone LLC owns the IP, owns 100% of Chick'nCone Franchising, owns and operates one corporate unit and also pays the salary and overhead for our executive team and offices. All revenue generated via franchising (initial fee, ongoing royalties) belongs to Chick'nCone Franchising.

Competitors and Industry

Our primary competitors are other "grab and go" or chicken based franchisors. These would include Aunti Annes, Wingstop, Jimmy Johns etc. We believe we stand out from the competition with our popular and unique menu, loyal and growing fan base, strong leadership, relational based support systems and targeted approach to development.

Current Stage and Roadmap

Each franchise license is sold for $30,000 upfront with an ongoing 6% royalty on gross sales and 2% national advertising fund will be paid by franchises directly to Chick'nCone™ Franchise LLC. Our franchisees will purchase everything from design plans, equipment and supplies from our approved vendors.

The Team

Managers

Name: Jonathan Almanzar

Jonathan Almanzar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Manager
  Dates of Service: March 08, 2017 - Present
  Responsibilities: Vision and Strategy Setting

Other business experience in the past three years:

- **Employer:** Chick'nCone LLC
  Title: CEO
  Dates of Service: September 01, 2014 - Present

Responsibilities: Vision and Strategy Setting

Name: Josh Lanier

Josh Lanier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO and Manager
  Dates of Service: March 08, 2017 - Present
  Responsibilities: Strategy Implementation and Operations

Other business experience in the past three years:

- **Employer:** Chick'nCone LLC
  Title: COO
  Dates of Service: September 01, 2014 - Present
  Responsibilities: Operations

Name: Aaron Havens

Aaron Havens's current primary role is with ChurchProject. Aaron Havens currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Franchise Director
  Dates of Service: March 08, 2017 - Present
  Responsibilities: Development and deployment of the franchise system

Other business experience in the past three years:

- **Employer:** ChurchProject
  Title: Director of Church Planting
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Aaron serves as the Director of Church Planting for the ChurchProject and oversees day to day operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and

such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 3 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Shortages

While a shortage of poultry supply is highly unlikely, shortages in supply do occur due to factory closings, "acts of God", failed FDD inspections at factories, etc. (see the recent repeated issues with limited tomato supply at Chipotle restaurants in recent years). In the event that a poultry (or other supply) does come into a period of shortage, all reasonable efforts will be taken to re structure our supply chain to limit any down time at our restaurants.

Economic Decline

In the event of a major economic decline the business model of franchising a brand name becomes less viable as franchise candidates tend to hedge their investment risks more closely and/or have limited access to business start up credit during periods of market decline and uncertainty.

Underperformance

Chick'nCone Franchising LLC's success depends on the sale and establishment of Chick'nCone™ restaurants. In the event that finding and qualifying franchise candidates does not progress as quickly as we estimate, additional capital may be required to lengthen our operational "runway".

We could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our members. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our members and will have no such right.

Class B Units are subordinate to Class A Units for the purposes of distributions, with $20,000,000 in capital contributions allocated towards Class A Unit Holders

If and when the Manager determines that such distributions shall be made, Distributions are made first to each Class A Member until each Class A Member has received aggregate disbursements (including Tax Distributions) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time, then thereafter, all distributions of Operating Cash Flow shall be made equally to the Class A, Class B and Class C Members. There are currently $20,000,000 in capital contributions outstanding to Class A Members.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Chick'nCone LLC	1,000,000	Class a units	100.0
Vanguard Innovative LLC (ownership in Chick'nCone LLC)	75	Class a units	100.0
Jonathan Almanzar (ownership in Vanguard Innovative LLC)	48	Class a units	47.5
Joshua Lanier (ownership in Vanguard Innovative LLC)	48	Class a units	47.5

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Class B Units.

Class A Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

"Senior Units" means, collectively, Class A Units as of the date of the signing of this Agreement. Class C Members and Class B Members shall have no right whatsoever to vote on or approve or disapprove any matter or transaction whatsoever involving or affecting the Company or any of the Members. For each Senior Unit, the Member holding such Senior Unit shall be entitled to one vote. Class A Members shall have the right to vote on any matter herein for which Members are entitled to vote; Each Class A Member shall have a vote equal to the product of (x) the total number of Class A Units owned by the Class A Member and (y) the total number of Class A Units owned by the Class A Member divided by the total number of Class A Units owned by all the Class A Members. Except as otherwise provided in this Agreement, all limited liability company action required to be approved by vote of the Members shall be authorized only if Members whose then Senior Units constitute, singly or in the aggregate, at least a majority of all of the outstanding Senior Units owned by all the Members (a "Majority in Interest"), affirmatively vote in favor of or consent to said authorization.

Material Rights

DISTRIBUTIONS. (a) No distributions of Operating Cash Flow shall be made to the Members except if, as and then only to the extent, determined from time to time by the Manager; provided, that at the end of the Calendar Year in which this Agreement is effective, the Company shall make (i) Tax Distributions (as hereinafter defined) at least annually to the extent of Operating Cash Flow, and (ii) distributions pursuant to Sections 3.6(b)(ii) – (v), as applicable, at least annually to the extent of Operating Cash Flow so long as the Company has cash reserves of not less than $100,000, but in each case with regard to clauses (i) and (ii) immediately above subject to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other creditor(s) of the Company or any of its subsidiaries from time to time or any other financing agreements to which the Company or any of its subsidiaries is now or hereafter may become a party. (b) Distributions of Operating Cash Flow, if and when the Manager determines that such distributions shall be made, shall be made as follows: (i) First, to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 3.6(b)(i). Distributions pursuant to this Section 3.6(b)(i) ("Tax Distributions") shall be made in proportion to the respective amounts required to be distributed to each Member pursuant hereto. The "Assumed Tax Rate" shall equal forty percent (40%) or such other amount as determined from time to time by the Manager. The determination of the amount of any Tax Distribution shall be made by the Manager and, as a condition thereto, each Member shall submit such calculations, certifications and other material as the Manager may reasonably request. (ii) Second, until each Class A Member has received aggregate disbursements (including Tax Distributions) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time, one hundred percent (100%) to the Class A Members (pro rata in proportion to their then respective aggregate Capital Contributions); and (iii) Thereafter, all distributions of Operating Cash Flow shall be made equally to the Class A, Class B and Class C Members (pro rata in proportion to the respective number of Class A Units, Class B Units and/or Class C Units then held by each of them). (c) Anything to the contrary contained in this Agreement notwithstanding, any and all Tax Distributions made shall, for purposes of making all calculations and determinations required by this Article 3 and elsewhere in this Agreement, be treated as advance distributions to the applicable Member(s) of amounts otherwise distributable to them pursuant to Sections 3.6(b)(ii), (b)(iii), (b)(iv) and (b)(v) (including by reason of the application of Sections 4.3(d) and (e)), and subsequent distributions to the Members pursuant to such Sections shall be adjusted accordingly. (d) Distributions of Capital Event Proceeds shall be made as provided in Section 4.3 hereof. (e) No distribution or redemption, or right thereto, pursuant to this Agreement shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself. DISSOLUTION. Upon dissolution of the Company, (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order: (a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to Persons other than Members and expenses of liquidation in the order of priority provided by law; (b) then, the Company will establish any reserves which the Manager shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, at the expiration of such period of time as the Manager may reasonably deem advisable, the balance of any reserves shall be paid or distributed as provided in clauses (c), (d) and (e) of this Section 4.3 (in the order of priority thereof), it being agreed that such reserves may, at the election of the Manager, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; (c) then, the Company will pay out of the balance of such assets, if any, the outstanding balance of all remaining debts and liabilities of the Company to the Members to whom the same are owed, pro rata; (d) then, the Company shall distribute out of the balance of such assets, if any, to the Class A (pro rata in proportion to their then respective aggregate Capital Contributions), until each Class A Member has received aggregate distributions and disbursements pursuant to Section 3.6 (including Tax Distributions) and this Section 4.3(d) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time; and (e) thereafter, the Company shall distribute out of the balance of such assets, if any, in accordance with Section 3.6(b)(v) (and taking into account and fully reflecting the application of Sections 3.6(c) and (e). Following the distributions provided for in this Section 4.3, no Member shall have any rights or claims against the Company o or any other Member with respect to the respective Capital Accounts of the Members. RESTRICTIONS ON TRANSFER. Notwithstanding any other provisions to the contrary, none of the Members shall have the right to sell, assign, exchange, pledge, transfer, donate, bequest, hypothecate, gift, convey, encumber, or otherwise dispose of all or any part of their Membership Interest or any legal or equitable interests or rights therein (each, a "Transfer"), and no such Person shall have any right to substitute a transferee in his or its place as a Member, except for a Transfer (a) that is approved by the Manager, (b) to the Company, (c) to a Related Person, (d) contemplated by Section 5.4 of this Agreement pursuant to a drag-along, or (e) contemplated by Section 5.5 of this Agreement pursuant to a Tag-Along Sale. PLEASE SEE THE OPERATING AGREEMENT ATTACHED AS EXHIBIT F TO THE OFFERING MEMORANDUM FOR A COMPLETE SET OF RIGHTS AND PREFERENCES

Class B Units

The amount of security authorized is 53,500 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

DISTRIBUTIONS. (a) No distributions of Operating Cash Flow shall be made to the Members except if, as and then only to the extent, determined from time to time by the Manager; provided, that at the end of the Calendar Year in which this Agreement is effective, the Company shall make (i) Tax Distributions (as hereinafter defined) at least annually to the extent of Operating Cash Flow, and (ii) distributions pursuant to Sections 3.6(b)(ii) – (v), as applicable, at least annually to the extent of Operating Cash Flow so long as the Company has cash reserves of not less than $100,000, but in each case with regard to clauses (i) and (ii) immediately above subject to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other creditor(s) of the Company or any of its subsidiaries from time to time or any other financing agreements to which the Company or any of its subsidiaries is now or hereafter may become a party. (b) Distributions of Operating Cash Flow, if and when the Manager determines that such distributions shall be made, shall be made as follows: (i) First, to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 3.6(b)(i). Distributions pursuant to this Section 3.6(b)(i) ("Tax Distributions") shall be made in proportion to the respective amounts required to be distributed to each Member pursuant hereto. The "Assumed Tax Rate" shall equal forty percent (40%) or such other amount as determined from time to time by the Manager. The determination of the amount of any Tax Distribution shall be made by the Manager and, as a condition thereto, each Member shall submit such calculations, certifications and other material as the Manager may reasonably request. (ii) Second, until each Class A Member has received aggregate disbursements (including Tax Distributions) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time, one hundred percent (100%) to the Class A Members (pro rata in proportion to their then respective aggregate Capital Contributions); and (iii) Thereafter, all distributions of Operating Cash Flow shall be made equally to the Class A, Class B and Class C Members (pro rata in proportion to the respective number of Class A Units, Class B Units and/or Class C Units then held by each of them). (c) Anything to the contrary contained in this Agreement notwithstanding, any and all Tax Distributions made shall, for purposes of making all calculations and determinations required by this Article 3 and elsewhere in this Agreement, be treated as advance distributions to the applicable Member(s) of amounts otherwise distributable to them pursuant to Sections 3.6(b)(ii), (b)(iii), (b)(iv) and (b)(v) (including by reason of the application of Sections 4.3(d) and (e)), and subsequent distributions to the Members pursuant to such Sections shall be adjusted accordingly. (d) Distributions of Capital Event Proceeds shall be made as provided in Section 4.3 hereof. (e) No distribution or redemption, or right thereto, pursuant to this Agreement shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself. DISSOLUTION. Upon dissolution of the Company, (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order: (a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to Persons other than Members and expenses of liquidation in the order of priority provided by law; (b) then, the Company will establish any reserves which the Manager shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, at the expiration of such period of time as the Manager may reasonably deem advisable, the balance of any reserves shall be paid or distributed as provided in clauses (c), (d) and (e) of this Section 4.3 (in the order of priority thereof), it being agreed that such reserves may, at the election of the Manager, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; (c) then, the Company will pay out of the balance of such assets, if any, the outstanding balance of all remaining debts and liabilities of the Company to the Members to whom the same are owed, pro rata; (d) then, the Company shall distribute out of the balance of such assets, if any, to the Class A (pro rata in proportion to their then respective aggregate Capital Contributions), until each Class A Member has received aggregate distributions and disbursements pursuant to Section 3.6 (including Tax Distributions) and this Section 4.3(d) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time; and (e) thereafter, the Company shall distribute out of the balance of such assets, if any, in accordance with Section 3.6(b)(v) (and taking into account and fully reflecting the application of Sections 3.6(c) and (e). Following the distributions provided for in this Section 4.3, no Member shall have any rights or claims against the Company o or any other Member with respect to the respective Capital Accounts of the Members. RESTRICTIONS ON TRANSFER. Notwithstanding any other provisions to the contrary, none of the Members shall have the right to sell, assign, exchange, pledge, transfer, donate, bequest, hypothecate, gift, convey, encumber, or otherwise dispose of all or any part of their Membership Interest or any legal or equitable interests or rights therein (each, a "Transfer"), and no such Person shall have any right to substitute a transferee in his or its place as a Member, except for a Transfer (a) that is approved by the Manager, (b) to the Company, (c) to a Related Person, (d) contemplated by Section 5.4 of this Agreement pursuant to a drag-along, or (e) contemplated by Section 5.5 of this Agreement pursuant to a Tag-Along Sale. PLEASE SEE THE OPERATING AGREEMENT ATTACHED AS EXHIBIT F TO THE OFFERING MEMORANDUM FOR A COMPLETE SET OF RIGHTS AND PREFERENCES

Class C Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

DISTRIBUTIONS. (a) No distributions of Operating Cash Flow shall be made to the Members except if, as and then only to the extent, determined from time to time by the Manager; provided, that at the end of the Calendar Year in which this Agreement is effective, the Company shall make (i) Tax Distributions (as hereinafter defined) at least annually to the extent of Operating Cash Flow, and (ii) distributions pursuant to Sections 3.6(b)(ii) – (v), as applicable, at least annually to the extent of Operating Cash Flow so long as the Company has cash reserves of not less than $100,000, but in each case with regard to clauses (i) and (ii) immediately above subject to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other creditor(s) of the Company or any of its subsidiaries from time to time or any other financing agreements to which the Company or any of its subsidiaries is now or hereafter may become a party. (b) Distributions of Operating Cash Flow, if and when the Manager determines that such distributions shall be made, shall be made as follows: (i) First, to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 3.6(b)(i). Distributions pursuant to this Section 3.6(b)(i) ("Tax Distributions") shall be made in proportion to the respective amounts required to be distributed to each Member pursuant hereto. The "Assumed Tax Rate" shall equal forty percent (40%) or such other amount as determined from time to time by the Manager. The determination of the amount of any Tax Distribution shall be made by the Manager and, as a condition thereto, each Member shall submit such calculations, certifications and other material as the Manager may reasonably request. (ii) Second, until each Class A Member has received aggregate disbursements (including Tax Distributions) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time, one hundred percent (100%) to the Class A Members (pro rata in proportion to their then respective aggregate Capital Contributions); and (iii) Thereafter, all distributions of Operating Cash Flow shall be made equally to the Class A, Class B and Class C Members (pro rata in proportion to the respective number of Class A Units, Class B Units and/or Class C Units then held by each of them). (c) Anything to the contrary contained in this Agreement notwithstanding, any and all Tax Distributions made shall, for purposes of making all calculations and determinations required by this Article 3 and elsewhere in this Agreement, be treated as advance distributions to the applicable Member(s) of amounts otherwise distributable to them pursuant to Sections 3.6(b)(ii), (b)(iii), (b)(iv) and (b)(v) (including by reason of the application of Sections 4.3(d) and (e)), and subsequent distributions to the Members pursuant to such Sections shall be adjusted accordingly. (d) Distributions of Capital Event Proceeds shall be made as provided in Section 4.3 hereof. (e) No distribution or redemption, or right thereto, pursuant to this Agreement shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself. DISSOLUTION. Upon dissolution of the Company, (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order: (a) first, the Company will pay or establish reserves for all debts and liabilities of the Company to Persons other than Members and expenses of liquidation in the order of priority provided by law; (b) then, the Company will establish any reserves which the Manager shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, at the expiration of such period of time as the Manager may reasonably deem advisable, the balance of any reserves shall be paid or distributed as provided in clauses (c), (d) and (e) of this Section 4.3 (in the order of priority thereof), it being agreed that such reserves may, at the election of the Manager, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies; (c) then, the Company will pay out of the balance of such assets, if any, the outstanding balance of all remaining debts and liabilities of the Company to the Members to whom the same are owed, pro rata; (d) then, the Company shall distribute out of the balance of such assets, if any, to the Class A (pro rata in proportion to their then respective aggregate Capital Contributions), until each Class A Member has received aggregate distributions and disbursements pursuant to Section 3.6 (including Tax Distributions) and this Section 4.3(d) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time; and (e) thereafter, the Company shall distribute out of the balance of such assets, if any, in accordance with Section 3.6(b)(v) (and taking into account and fully reflecting the application of Sections 3.6(c) and (e). Following the distributions provided for in this Section 4.3, no Member shall have any rights or claims against the Company o or any other Member with respect to the respective Capital Accounts of the Members. RESTRICTIONS ON TRANSFER. Notwithstanding any other provisions to the contrary, none of the Members shall have the right to sell, assign, exchange, pledge, transfer, donate, bequest, hypothecate, gift, convey, encumber, or otherwise dispose of all or any part of their Membership Interest or any legal or equitable interests or rights therein (each, a "Transfer"), and no such Person shall have any right to substitute a transferee in his or its place as a Member, except for a Transfer (a) that is approved by the Manager, (b) to the Company, (c) to a Related Person, (d) contemplated by Section 5.4 of this Agreement pursuant to a drag-along, or (e) contemplated by Section 5.5 of this Agreement pursuant to a Tag-Along Sale. PLEASE SEE THE OPERATING AGREEMENT ATTACHED AS EXHIBIT F TO THE OFFERING MEMORANDUM FOR A COMPLETE SET OF RIGHTS AND PREFERENCES

What it means to be a minority holder

As a minority holder of Class B units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Units
  Type of security sold: Equity
  Final amount sold: $20,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Initial capital contribution to set up the franchise.

Date: September 01, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
No revenue was reported Chick'nCone Franchise LLC's 2017 financial statements. However, 2018 has generated over $150,000k in revenue and $50,000 in related expenses. This revenue was generated through the sale of franchises licenses and expenses incurred during the sale and establishment of the current 4 operational units all in 2018 YTD.

Historical results and cash flows:
Current performance is not an indicator of future expected revenue. We anticipate that with the infusion of capital through this crowdfund campaign or through other means of capital raising that we will be able to ramp up our advertising and sales efforts to generate exponential returns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company is currently funded by its parent company, Chick'nCone LLC. Any influx of capital by the parent company is not considered and investment or a loan and is therefor free of any repayment or interest terms. Chick'nCone LLC funds the operational costs incurred by Chick'nCone Franchise LLC from time to time on a case by case basis when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this campaign will serve to ramp up existing operations and is

therefore critical. Chick'nCone Franchise LLC will continue to grow with or without capital from this campaign but will be forced to grow slower due to limited available funds from parent company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes, the strategic growth plans of the company are contingent on the success of this campaign or other future capital raises.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We will continue to operated indefinitely but at a slower pace of growth if we only raise the minimum amount of capital. Operating capital is available to Chick'nCone Franchise LLC through the sale of franchise licenses and also funds from parent company that may be infused from time to time to meet certain goals.

How long will you be able to operate the company if you raise your maximum funding goal?
Our funding goal will allow us to implement our strategic growth plans for the next 3 years

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
From time to time and needed we may seek to raise additional capital if it is determined that an additional infusion will speed up our development plans without sacrificing the integrity of our brand.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details: Our valuation is based on brand performance to date; over 70,000 cross platform social media followers, over 27 million online video views (Facebook and YouTube), over 3,000 organically collected interested franchise candidates emails, 17 franchise licenses sold, 4 units open, 2 more coming by years end and a projected 20 units opening next year. This performance along with industry analysis of the value of other similar size brands/concepts such as Raising Caines, Honey Grow, ChickeNow etc.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Legal*
  94.0%
  If we reach our minimum funding goal it will go towards international trademarks for the Franchise.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  50.0%
  If we reach the maximum funding goal we plan on using 50% of the Funds for operational expenses in running the Franchise.

- *Web Portal for Franchises*
  6.0%
  If we reach our maximum funding goal, 6% will go towards building and expanding the web portal for the franchises.

- *Marketing*
  20.0%
  If we reach our maximum funding goal, 20% of the funds will go towards marketing the Franchise.

- *Travel - Quality Assurance Check Ups*
  10.0%
  If we reach our maximum funding goal, 10% will go towards Travel and Quality Assurance Check Ups

- *Legal - International Trademarking*
  8.0%
  If we reach our maximum funding goal we plan to use 8% of the funds on international trademarks.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.chickncone.com (The company will make annual reports available at www.ownacone.com/annualreports. PDF reports will be accessible for download via links labeled "Annual Report-20__". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chickncone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Chick'nCone™ Franchise LLC

[See attached]

CHICK'NCONE FRANCHISE LLC

Financial Statements (Unaudited) and Independent Accountant's Review Report
From Inception (March 8, 2017) To December 31, 2017

CHICK'NCONE FRANCHISE LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Chick'nCone Franchise, LLC
Bangor, Pennsylvania

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Chick'nCone Franchise, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2017, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

Marko Glisic, CPA
Los Angeles, California
10/08/18

CHICK'NCONE FRANCHISE LLC
BALANCE SHEETS
AS OF DECEMBER, 31, 2017
(unaudited)

ASSETS

Current Assets		
Cash	$	-
Total Current Assets		-
Total Fixed Assets, net		-
TOTAL ASSETS		-

LIABILITIES & EQUITY

Current Liabilities		
Short Term Loan		-
Total Current Liabilities		-
Long Term Liabilities		
Long term debt		-
Total Long Term Liabilities		-
Total Liabilities		-
Equity		
Members' Equity		-
Retained Earnings/(Deficit)		-
Net Income		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-

CHICK'NCONE FRANCHISE LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS (MARCH 8, 2017) TO DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Costs and expenses:		
General and Administrative Expenses		-
Total costs and expenses		-
Income from operations		-
Interest and other income (expense), net		-
Income before provision for income taxes		-
Provision for income taxes		-
Net income	$	-

CHICK'NCONE FRANCHISE LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS (MARCH 8, 2017) TO DECEMBER 31, 2017

	Members' Equity Units	Amount	Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
March 8, 2017	-	$ -	$ -	$ -	$ -
Contribution		-	-	-	-
Distribution		-	-	-	-
Net Income (Loss)		-	-	-	-
December 31, 2017	-	-	-	-	-

5

CHICK'NCONE FRANCHISE LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS (MARCH 8, 2017) TO DECEMBER 31, 2017
(unaudited)

Cash flows from operating activities		
Net income	$	-
Net cash provided by operating activities		-
Net (decrease) increase in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

NOTE 1 – NATURE OF OPERATIONS

Chick'nCone Franchise LLC was formed on March 8, 2017 ("Inception") in the State of Delaware. The financial statements of Chick'nCone Franchise LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bangor, Pennsylvania.

Chick'nCone Franchise LLC is a fast food franchisor that provides trademark licenses, training, manuals, support and services infrastructure to small business owners who desire to replicate our proven fast food brand, model and menu in their local markets.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the one time sale of franchise licenses, from the 6% ongoing monthly royalties of the gross sales volume of the franchised units, and from the ongoing "marketing fund" contribution equal to 2% of franchise unit gross sales volume when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not currently have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
Chick'nCone Franchise LLC is 100% owned by Chick'nCone LLC

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6 – RELATED PARTY TRANSACTIONS

The are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31 through October 5, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









This offering is not live or open to the public at this moment.

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Investors
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Raised of $10K - $107K goal
Chick'nCone™
Franchise
Fork-Free Chicken & Waffles
Chick'nCone
Small OPO
Bangor, PA
Food & Beverage
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Join The Cluckin' Revolution!

Invest in Chick'nCone™

We are a franchisor of a unique fast food concept. Chick'nCone™ was created and developed by Jonathan Almanzar and Josh Lanier. We capitalize on the rising popularity of the fried chicken and waffles concept but provide guests with the ability to enjoy this delicious food "on the go". Chick'nCone™ has a familiar, **comfort food feel** but presented with a **unique and convenient twist**. Our product mix consists of fresh, crisp breaded chicken (using a "secret" breading technique), tossed in one of our signature sauces and served in a delicious homemade waffle cone and Cajun Fries as a side dish. Chick'nCone™ is the answer to an increasing demand for **fresh food, fast service and friendly employees**, and will build on the fast growing chicken based fast food market.

Beginning in 2014, Chick'nCone LLC acquired a food truck and began selling this creation at various festivals, special



events and private parties. In 2015 Chick'nCone LLC's mobile sales volume continued to grow. In addition, they seized an opportunity to open a "brick and mortar" unit outside of Philadelphia on a temporary specialty lease. New opportunities for expansion began to be offered every week and they ended up choosing to focus efforts on NYC and retire the food truck. The brick and mortar location in NYC along with multiple seasonal "pop up" markets has lead to year over year growth as we continue to gain popularity! In January 2018, Chick'nCone LLC created a new entity, Chick'nCone Franchise, LLC, so they can continue to build and grow the franchising business.



Chick'nCone™ Franchise, LLC has received over 4K franchise leads from around the world, and we created a strategic approach to franchise network development by focusing on key markets where we offer multi-unit franchise packages. Currently the Chick'nCone™ franchise network has open-for-business franchises in Fort Collins, CO; The Woodlands, TX; and Dubai, UAE; with more in Dubai, Miami, Tampa, Kentucky and Houston set to open in Winter/Spring of 2019. We're also negotiating multi-unit development deals around the Northeastern US and the GCC. With an established presence in NYC, over **75K cross-platform social media followers and over 30 million total online video views**, substantial progress has been made in laying the groundwork for Chick'nCone™ to become a **household brand**.

To this end, we are raising capital through crowdfunding from our loyal fan base in order to fund expansion through franchise infrastructure development.

Thanks for stopping by,
Jonathan and Josh, Co-Founders

The Offering

Investment

$20/Class B Unit | When you invest you are betting the company's future value will exceed $21M

Perks

All perks occur after the offering is completed.

"Growing an internationally known brand by giving each guest a post or hashtag worthy experience"

Chick'nCone™ Mission & Vision Statement

Market Experience & Performance

From inception our focus has been on creating a company that is known for being **fresh, fast and friendly**... As we have grown as a company we have driven down into the details of restaurant operations to create and implement systems that make sure our vision gets achieved everyday. And as we have focused on our values **our guests have rewarded us** time and time again by join us for lunch or dinner.



From our humble beginnings in a food truck in PA, with long lines of hungry guests nearly every time we opened our serving window. To **realizing our dream of opening a unit in Manhattan** to launching our first international franchise unit in **Dubai**, Chick'nCone™ has been received with open arms and hungry souls!



We have no choice but the franchise Chick'nCone™ as far and wide as we can... our **fans demand it**! From NY to Los Angeles, from Miami to Seattle we hope to open many hundreds of franchise units in the US and many many more internationally as those markets open to us.

Our franchise development plan is aggressive due to market demand along with our **simple franchisee training system, small retail "footprint", low equipment demands** and **extremely low food waste and labor costs.**



Key Markers of Success:

- From 1k to over 75k cross platform social media followers in 2 years
- Over 15% repeat guest
- Over 160k Chick'nCones served
- Year over year in unit sales growth
- 17 franchise units awarded and in negotiation with many more
- Expected average unit level profit margins of 20%
- Lower than average food service franchise start up costs



- Anticipated AUV (average unit volume) of over $1,100 per square foot of retail space

With the market acceptance that Chick'nCone™ has had to date we expect the next few years are going to be a wild ride as we develop our brand into a household name!

Our Food



The recipes we've created allow our menu to stay **simple, fresh and #SoCluckinGood.** Crispy, juicy whole breast chicken pieces, homemade waffle cones, sauces from sweet to savory to spicy and Cajun Fries create a balanced meal that is **photo shoot ready** and **crave-able** every day for lunch, dinner or an in-between snack!

Chicken: Our chicken tenders are made from whole breast meat and are breaded to our high standards of quality ensuring a perfectly light, crispy outside and a juicy inside... all from antibiotic free and cage free chickens!

Sauces: A variety of sauces from sweet to savory to spicy meet our guests every demand. Whether you're in the mood for a mild, sweet brunch flavor or a full bodied "kick your butt" spicy dish, we've got you covered.

Waffle Cones: Made from scratch and cooked in house throughout the day. Our sweet and flavorful cones are the perfect pairing for any of our sauces and are meant to be eaten along with the chicken for a true and convenient "chicken & waffle" experience

MENU

Chick'nCone **$8**
Fork-Free Chicken & Waffles slathered in a sauce of your choice

Cajun Fries **$4**
Crispy shoestring fries with cajun seasoning

Drinks **$2**
Choose from variety

Combo Meal **$12**
Chick'nCone + Fries + Drink

SAUCES

Kick'nRanch
Slightly spicy, creamy ranch sauce

Cinna-Maple
Classic chicken & waffle maple syrup

Yella BBQ
Mustard based tangy BBQ

Buffalo Blue
Wing sauce with a hint of blue cheese

Traditional BBQ
Sweet BBQ sauce

Peri Peri
Spicy South African chili sauce



Follow us: @chickncone

For Franchise Opportunities
Text CHICKNCONE to 22828

Cajun Fries: Fried to perfection and seasoned with salt and cajun seasoning, these fries are the perfect round off for your Fork Free Chicken & Waffle meal.

Grab it **To Go**, to **Walk & Eat**, to **Dine In** or have it **Catered** at your next party or staff meeting!

Our Fans Have Spoken

We've gone to great lengths to source the **highest quality and freshest ingredients** to ensure every guest is blown away by the deliciousness and beauty of our food! As a franchisor we will establish high training and quality control standard to make sure each franchisee provides a consistently **"post or hashtag worthy experience"** to everyone who visits a Chick'nCone™ unit.

A quick stop over to our Facebook, Google Business or Yelp pages and you'll be able to see what our amazing guests have said about their Chick'nCone™ experience.

Our fans come from all over the nation and they are hungry! We intend to take Chick'nCone™ to them through our national franchise expansion strategy!





Qudsia Awan Chaudary reviewed Chick'nCone —
November 16, 2017 · ☺

Amazing!!!! We had cinnamon and chipotle both rocked, waffles made fresh... I am so coming back for more #Yum

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Shareeta Aswad reviewed Chick'nCone —
August 21, 2017 · ☺

The staff was excellent and the kickn ranch I'd delicious. My daughter's had the yella bbq and traditional bbq. Everything was made fresh in front of us in a decent amount of time and once again was awesome!



Michael Marooney reviewed Chick'nCone —
August 1, 2017 · ☺

Chick'nCone is amazing! I highly recommend trying it and always go back for more. The chicken is like nothing I've tried before, hands down the best fried chicken anywhere.

😊 Hannah Charbonneau and 3 others

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Ryan Nelson reviewed Chick'nCone —
September 23, 2017 · ☺

The staff was Amazing! So nice, very attentive. Reason enough to visit. Chicken was crunchy and cooked to perfection in a sweet cone. Cajun fries are addicting. Not too much seasoning. Definitely a spot to hit next time I'm in town!



Jessica Delacerda reviewed Chick'nCone —
March 4 · ☺

We drove alllll the way from Florida to eat this cone, the crew was awesome and the food was AMAZING, totally worth the trip! ◆

1 Comment

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Eugene Lampione reviewed Chick'nCone —
August 26, 2017 · ☺

EXCELLENT. People working there were great. Food was delicious. Cinn-Maple is highly recommended.



Shauna High reviewed Chick'nCone —
—
October 11, 2017 · ☺

Amazinggggg ! My food wass made fresh to order and the staff was super friendly I will definitely be coming again, with more friends this time .

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Jose Chronic Rosario Febus reviewed Chick'nCone —
October 2, 2017 · ☺

Love it. As seen on Facebook that's what I got extra delicious

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Our Market & Customer Profile



Chick'nCone is a cutting edge fast food company. We operate in the fast food space, serving guests looking for a quick bite to eat that will not only be delicious but also **selfie worthy, affordable and convenient** too.

Our competitors include other chicken based fast food restaurants such as Wingstop and Sticky's Finger Joint and also fast snack concepts such as Aunti Annes Pretzels and



Sbarros Pizza.

As we expand we will be opening franchised units in **food courts, inline spaces and high foot traffic destinations** such as boardwalks, outdoor shopping centers and near college campuses.

Because of the streamlined nature of our kitchen and service flow Chick'nCone™ only requires 500-1000 sq. ft. to operate in making it a desirable option where other fast food concepts may not be able to fit because of their larger menus and service requirements.

The chicken sector has been the No. 1 category in the fast-food business by purchase consideration since April 2016, when it eclipsed the burger sector! Many fast food chains are jumping into the "hen house" but adding fried chicken meals to their menus. From Taco Bell announcing their Fried chicken chalupa to Shake Shack adding a chicken sandwich option.

Globally, fast food generates revenue of over $570 billion! In the United States revenue was a whopping $200 billion in 2015. The industry is expected to have an annual growth of 2.5% for the next several years - coming back from a several year slump.

There are over 200,000 fast food restaurants in the United States, and it is estimated that 50 million Americans eat at one of them **every single day**.

The industry employs over 4 million people and counting - restaurant franchises added over 200,000 jobs in 2015.

(See here and here.)

Consumers of fast food focus on **taste, price and quality** - in that order. With these stats in mind, Chick'nCone™ focuses on consistency of experience, affordability, and you guessed it... "Giving each guest a post or hashtag worthy experience"

Our Social Media Demographics



Gender

45% Men

55% Women



Age Range   All   Men   Women

13-...
18-...
25-...
35-...
45-...
55-...
6...

Team Work Makes The Dream Work



Our leadership team is made up of some of the most hard-working, innovative, talented, strategic and level-headed people you'd hope to meet. We have experienced and passionate team members that come from



backgrounds ranging from restaurant startup and management to staff training and management to franchise systems creation to marketing, design and guest engagement.

We're going places... We love working together to build Chick'nCone™ into the **next great fast food chain** and we're sure you will love being a part of of team!

www.instrgram.com/chickncone

www.facebook.com/chickncone

www.twitter.com/facebook

Chick'nCone™ Franchise Development Plan

Why We Need Capital

Building Chick'nCone™ into a global fast food chain is exciting... and expensive! We could continue to operate a few units in NYC and make a lot of money serving hungry New Yorkers and tourists, but we don't want to stop there. Chick'nCone™ is that once-in-a-lifetime chance an entrepreneur gets to be part of something larger than any one person or team can build on their own. We need outside capital to build the foundational systems and infrastructure that will ensure our franchisees success around the nation. Funds raised through this crowdfund will go directly toward:

- Brand Development
- Guest Experience Design & Unit Architecture
- Franchise Network Support Personnel
- Marketing Towards Potential Franchisees
- State-Of-The-Art Franchise Support Systems
- Research & Development Of A Robotic Kitchen Design
- Sauce Co-Packing & Distribution
- Franchise Training Team
- Regional Quality Control Personnel
- Additional Trademark Fillings & Legal Support

Regional Growth Strategy

Our strategic approach to franchise development is to focus our marketing towards experienced operators who will commit to 5, 10 or 25 unit packages. This ensures our support systems and personnel are not spread too thin and quality checking and supply chain establishment can be performed regionally.



Best In Class Network

We are already aligned with some of the best real estate firms, design agencies and food and beverage suppliers in the nation. Their expertise and independent agencies combined with the Chick'nCone™ brand and executive team will be a powerful combination for growth.

Join The Chick'nCone™ Team Today!

When you decide to invest your hard earned cash into the



When you decide to invest your hard-earned cash into the Chick'nCone™ dream, you will not only become part of our **owners circle,** but you will be adding value to your life by joining a vision that's bigger than any one of us can accomplish on our own.

By **joining our team** through this crowdfund campaign, you're saving Chick'nCone™ from having to partner with stuffy VC firms and institutional investors that will suck the life blood out of Chick'nCone's soul.

Thank you for exploring our past, present and future greatness. We hope you had a great time envisioning a bright orange future where there are Chick'nCones™ in every city and most importantly... **a city near you!**

Jump on board today by making the **best cluckin' decision** you'll ever make!



ChicknCone, LLC Launches!

From our humbling beginnings serving our creation at the York Fair from an old beat up concession trailer...

Bryant Park Winter Village

Finally busted into the NYC market with this pop up market... Chick'nCones were enjoyed by hungry New Yorkers and Tourist alike!

Our U.S First Franchisees!

Henry and his team opened the first US Based Chick'nCone franchise unit this summer in Colorado!

Best In Class

The people have spoken and they want Chick'nCone™! This summer, we aligned with the top professional services and support companies so that our rapid growth is also exceptionally supported.

The Woodlands Opens

The Woodlands TX opens at the Waterway and served over 500 their first weekend!

Smiles Across The World

We have an insatiable appetite for bringing smiles to faces across the world... who's next? Tokyo? The UK? India? Australia? (Anticipated)

Sept 2014	**Nov 2016**	**March 2018**	**July 2018**	**Aug 2018**	2019
2015	Jan 2018	May 2018	July 2018	Aug 2018	

Proving The Concept!

We spent two years serving longer and longer lines of hungry fans as we perfected our processes and

Turnstyle Underground Market

Our first long term

Over 42K Instagram Followers

Breaking the 40k mark

Fort Collins Opens

Fort Collins franchise opens for business

A Town Near You?

We are currently negotiating multiple

recipes and grew our raving fan base!

lease has been a huge hit for New York commuters... along with our ever loyal fan base!

was a huge goal for us as it sets us apart as having more followers than the famous Sticky Finger Joint and Roscoes Chicken and Waffles.

and served over 200 guest on their first night!

franchise agreements in NY, NJ, RI, FL, and several in the GCC!

In the Press

     

 

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Meet Our Team





Jonathan Almanzar
CEO

Jonathan has been leading organizations, starting businesses, creating movements and working in the food industry since the age of 13. Jonathan first position as CEO was with the PULP, a dying newspaper in western

Josh Lanier
COO

Josh has been passionate about two things for as long as he can remember; food and business. As a chef and entrepreneur he loves to bring people, food and innovation together in ways that inspire and surprise.

Colorado, but under his leadership the PULP increased revenue by 700% in 18 months and has won several print awards. With over 20 years experience in restaurant management and organizational leadership, Under Jonathan's leadership Chick'nCone™ will continue to experience clear vision and aggressive growth.



He co-founded Chick'nCone™ to do just that, bring a convenient and delicious twist to a classic American comfort food; chicken & waffles. With over 15 years experience in business start up and growth, Josh brings his love for new challenges and insatiable appetite for market domination to the Chick'nCone™ team





Aaron Havens
Franchise Director

Aaron's experience in replicating successful business concepts makes him a valuable addition to the Chick'nCone® team. He enjoys walking with potential franchise owners from inquiry to completion and providing ongoing support for existing Chick'nCone® franchises. His highly relational and professional approach to business is leading the charge for the Chick'nCone® Franchise Department as the brand rapidly expands domestically and internationally.



Greg Remmey
Social Media Manager

Greg has grown his food-based social media account to over half a million followers in just 5 years. Greg owns DEVOUR MEDIA, which helps businesses grow their brand and prosper through the power of social media. He he has been a raving fan every since his first bite of Chick'nCone! He brings his expertise in the social media marketing world to the team. Greg and his wife, Rebecca, live in New York City.

Offering Summary

Company : Chick'nCone™ Franchise LLC

Corporate Address : 241 N 4th St, Bangor, PA 18013

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name	:	Class B Units
Minimum Number of Shares Offered	:	500
Maximum Number of Shares Offered	:	53,500
Price per Share	:	$20.00
Pre-Money Valuation	:	$20,000,000.00

Maximum subject to adjustment for bonus units. See 10% Bonus below

Perks*

$200 — You will receive an "Owners Club" Chick'nCone™ T-Shirt

$500 —You will receive an "Owners Club" Chick'nCone™ T-Shirt and a Swag Bag

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Chick'nCone™ Franchise LLC will offer 10% additional bonus units for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Units at $20 / units, you will receive 11 Class B Units, meaning you'll own 11 units for $200. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative; Any expense labeled "Administrative Expenses" not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Chick'nCone™ Franchise to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

[Text Only]

This waffle cone is stuff with fried chicken. It's made by ChicknCone™, a touring food truck and fair stand. Each cone is freshly made. Fried chicken is chopped and tossed in your sauce of choice. "Oh Baby, do you guys wanna see me shotgun this chicken cone?" We figured the world was ready for grab and go comfort food. It feels familiar already to people, and that's just an awesome thing. ChicknCone!

Video 2:

Brief display of ChicknCone food. No additional audio or text.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

OF

CHICK'NCONE FRANCHISE LLC

A DELAWARE LIMITED LIABILITY COMPANY

THE COMPANY UNITS REPRESENTED HEREBY WERE ACQUIRED WITHOUT REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ON THE BASIS THAT THE SALE AND ISSUANCE OF THE COMPANY UNITS ARE INTENDED TO BE EXEMPT UNDER SECTIONS 3(a)(11) AND/OR 4(2) OF THE SECURITIES ACT.

THE OFFER AND SALE OF THE COMPANY UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR THE SECURITIES REGULATORY AGENCY OF ANY STATE, INCLUDING THE STATE OF DELAWARE NOR HAS SUCH COMMISSION OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING OR QUALIFIED OR REGISTERED THE COMPANY UNITS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO TRANSFER OF THE COMPANY UNITS OR ANY INTEREST THEREIN MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND UNLESS QUALIFIED OR REGISTERED WITH APPLICABLE STATE SECURITIES REGULATORY AGENCIES UNLESS ISSUER HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSFER DOES NOT REQUIRE SUCH REGISTRATION OR QUALIFICATION.

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
CHICK'NCONE FRANCHISE LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**"), dated as of September 1, 2018 (the "**Effective Date**"), is entered into by and among CHICK'NCONE FRANCHISE LLC, a Delaware limited liability company (the "**Company**") and each other Person (as defined below) who is listed on Schedule A hereto or who shall become party to this Agreement and is hereafter admitted to the Company as a Member (as defined below).

W I T N E S S E T H:

WHEREAS, the Company was formed in the State of Delaware on March 8, 2017 by the filing of the Certificate (as defined below) pursuant to the Act (as defined below); and

WHEREAS the Company has heretofore been governed by that certain Operating Agreement dated as of April 15, 2017 (the "**Prior Agreement**"); and

WHEREAS, the parties hereto wish to amend and restate the Prior Agreement in order to address matters relating to the management and operation of the Company, and to set forth the respective rights and obligations of the Members with respect thereto.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

GENERAL PROVISIONS

1.1 CERTAIN BASIC DEFINITIONS. FOR PURPOSES OF THIS AGREEMENT:

"**Act**" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

"**Additional Units**" is defined in Section 3.1(b)(i).

"**Affiliate**" of any Person means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person.

"**Agreement**" is defined in the Preamble.

"**Capital Contribution**" of a Member shall be the sum of the amounts which such Member shall have contributed (or shall be deemed to have contributed) to the capital of the Company as provided in Section 3.1 hereof and shall include such Member's initial Capital Contribution and any additional Capital Contributions made by such Member.

"**Capital Event**" means any (a) sale, disposition, financing or refinancing of all or substantially all of the assets and business of the Company, whether in one transaction or a series of transactions, or (b) any other transaction undertaken in connection with, contemporaneously with and/or following the dissolution of the Company.

"**Capital Event Proceeds**" means any and all proceeds, revenues and other cash amounts, as well as any other non-cash property, received by the Company from and/or in respect of any Capital Event (including any amounts received by the Company from and/or in respect of any installment or other note or obligation held by the Company and received by it as consideration in connection with any Capital Event, less the portion thereof that the Manager determines should be used (or is required to be used under Section 4.3 hereof) to pay (and/or to establish reserves for the future payment of) any and all expenses, liabilities (whether current, future, contingent or non-contingent) and/or other obligations of the Company.

"**Cause**" shall mean with respect to any Class C Member (i) the commission by such Class C Member of a felony or such Class C Member engaging in fraud, theft, embezzlement, obtaining funds or property under false pretenses, or similar acts of misconduct; (ii) the repeated failure by such Class C Member to perform any aspect of his or her employment-related duties or responsibilities or the repeated failure by such Class C Member to comply with proper policies or directives of the Company; (iii) such Class C Member's gross negligence or willful misconduct in performing any aspect of his or her employment-related duties or responsibilities which has or may have an adverse effect on the Company or any of the subsidiaries; (iv) such Class C Member's breach of any of the Company's drug and alcohol, anti-discrimination, anti-harassment or workplace violence policies; (v) such Class C Member's breach of any of his or her obligations to the Company or any subsidiary relating to non-competition, non-solicitation, confidentiality, or proprietary information or property; or (vi) such Class C Member's making disparaging or false, defamatory, or malicious oral or written statements regarding the Company or any of its subsidiaries, Affiliated companies or Members, or any of its or their officers, shareholders, members or management personnel.

"**Certificate**" means the Certificate of Formation of the Company filed under the Act, as the same may be amended or restated from time to time.

"**Class A Member**" means any Member owning Class A Units.

The "**Class A Percentage Interest**" of a Class A Member shall mean, from time to time, the ratio, expressed as a percentage, of the number of Class A Units of such Class A Member, to the aggregate number of Class A Units of all Class A Members.

"**Class A Units**" and "**Class A Interests**" mean, respectively, a Unit and a Membership Interest that has the respective rights, benefits and obligations specified with respect to Class A Interests in this Agreement.

"**Class B Member**" means any Member owning Class B Units.

The "**Class B Percentage Interest**" of a Class B Member shall mean, from time to time, the ratio, expressed as a percentage, of the number of Class B Units of such Class B Member, to the aggregate number of Class B Units of all Class B Members.

"**Class B Units**" and "**Class B Interests**" mean, respectively, a Unit and a Membership Interest that has the respective rights, benefits and obligations specified with respect to Class B Interests in this Agreement.

"**Class C Member**" means any Member owning Class C Units.

"**Class C Units**" and "**Class C Interests**" mean, respectively, a Unit and a Membership Interest that have the respective rights, benefits and obligations specified with respect to Class C Units in this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended and as the same may be amended or restated from time to time.

"**Company**" is defined in the Preamble.

"**Company Year**" shall mean the fiscal year of the Company for federal income tax purposes.

"**Effective Date**" is defined in the Preamble.

"**Liquidity Event**" means: (i) the closing of the sale, transfer or other disposition of all or substantially all of the assets of the Company; (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation of the Company in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold (a) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (b) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (iii) the closing of the transfer (whether by merger, consolidation or otherwise, and other than a transfer to a Related Person in one transaction or series of related transactions) to a Person or group of Affiliated Persons of the Company's securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding voting securities of the Company (or the surviving or acquiring entity); or (iv) the liquidation, dissolution or winding up of the Company.

"**Majority in Interest**" is defined in Section 2.1(e).

"**Manager**" is defined in Section 2.2(a).

"**Member**" means each Person identified on Schedule A hereto, together with each other Person, if any, who is admitted as a member of the Company and a party hereto, and acquires Units in the Company, with the rights, obligations, preferences and limitations specified herein. The names of the Members and the number and class of Units/Membership Interest held by each Member on the Effective Date are as set forth on Schedule A hereto, as same may be amended from time to time.

"**Membership Interest**" means a Member's aggregate rights with respect to the Company, as a Class A Member, a Class B Member or a Class C Member, as the case may be, with respect to its or his Class A Units, Class B Units or Class C Units, as the case may be, including, without limitation, the Member's right to shares of various categories of Net Income

5

and Net Loss, the right to receive distributions from the Company and the right to vote or grant consents or participate in the management of the Company, all in accordance with the terms of this Agreement.

"**Net Income**" or "**Net Loss**" for any Company Year means the net income or loss of the Company for such year, determined in accordance with Code Section 703(a), increased by any income exempt from federal income tax and decreased by any expenditure of the Company described in Code Section 705(a)(2)(B), or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(i). Without limiting the generality of the foregoing, Net Income and Net Loss shall reflect any gains or losses realized by the Company on the sale, exchange or other disposition of Company assets and all deductible Company expenses, including, without limitation, (i) any deduction or amortization of expenses incurred in connection with the formation and organization of the Company, (ii) any guaranteed payments (within the meaning of Code Section 707(c)), (iii) any taxes imposed on the Company, (iv) interest payable by the Company, and (v) general operating expenses of the Company. Net Income and Net Loss shall be determined net of items of Company gross income, gain, loss, or deduction specially allocated pursuant to Section 3.7 hereof.

"**Offer Notice**" is defined in Section 5.3(a).

"**Offering Member**" is defined in Section 5.3(a).

"**Offeror**" is defined in Section 5.3(a).

"**Operating Cash Flow**" means, with respect to any period, all cash received by the Company from all sources (other than Capital Contributions and the proceeds of any borrowing by the Company) during such period, less the portion thereof to be used to pay (or to establish reserves for) Company working capital needs, expenses, capital expenditures and fees, principal and interest on Company debt, investments, acquisitions, and contingencies, but which shall not include or reflect any Capital Event Proceeds (or, otherwise, any amounts used or taken into account in determining Capital Event Proceeds), all as determined by the Manager.

"**Percentage Interest**" of a Member shall mean, from time to time, the ratio, expressed as a percentage, of the number of Units of such Member, to the aggregate number of Units of all Members. The Percentage Interest of each Member shall be set forth on Schedule A hereto, as the same may be amended from time to time by the Manager in accordance with the provisions of this Agreement.

"**Permissible Capital Account Deficit**" is defined in Section 3.7.

"**Person**" means any association, corporation, estate, general partnership, limited partnership, limited liability company, joint venture, natural person, real estate investment trust, business or other trust, custodian, or nominee, or any individual or other entity in its own or any representative capacity.

"**Prior Agreement**" is defined in the Recitals.

"**Profits Interest Member Instrument**" is defined in Section 3.12(a).

"**Qualified Purchaser**" is defined in Section 5.3(a).

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"**Regulations**" shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

"**Regulatory Allocations**" is defined in Section 3.7.

"**Related Person**" means:

(a) in the case of any Member who is an individual: (i) such Member's spouse, parent, sibling or descendant, and (ii) all trusts for the sole benefit of such Member or any of the foregoing; or

(b) in the case of any Member that is a partnership, a corporation or a limited liability company, an Affiliate of such Member, but only to the extent that such Member owns more than fifty percent (50%) of the equity interests of such Affiliate.

"**Senior Member**" means a Member who beneficially and of record owns one or more Senior Units.

"**Senior Units**" means, collectively, Class A Units as of the date of the signing of this Agreement.

"**Tag-Along Sale**" is defined in Section 5.5(a).

"**Transfer**" is defined in Section 5.1.

"**Unit**" or "**Units**" means a fractional part of the Membership Interest of each of the Members representing the relative interest, rights and obligations a Member has with respect to certain economic rights and other items pertaining to the Company set forth in this Agreement. Class A Units and Class C Units shall evidence equity interests in the Company intended to qualify as "profits interests" within the meaning of I.R.S. Revenue Procedure 93-27. For purposes of this Agreement, the term Unit or Units shall also include any Units and additional classes of Units that may be issued in the future by the Company in accordance with this Agreement. Each respective class of Units shall confer the respective privileges, preferences, benefits, rights, powers, duties, obligations and limitations set forth in this Agreement with respect thereto. Unless otherwise provided herein, references in this Agreement to "Units" of a Member shall include all or the portion of such Member's Membership Interest that is represented by or attributable to, or otherwise relates to, such Units. The number and, if applicable, class of Units held by each Member as of the Effective Date are as set forth on Schedule A hereto.

1.2 FORMATION; EFFECT.

(a) By this Agreement, the Members acknowledge the formation of the Company as a limited liability company under the provisions of the Act on March 8, 2017.

(b) It is the express intention of the Members that, subject to any written agreement between the Company and a Member or Manager regarding such Member's or Manager's provision of services to the Company, this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act. The Members hereby agree that: (i) the right and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted under applicable law, and (ii) where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in a limited liability company agreement" or words of similar effect, such rights and obligations shall be as set forth in this Agreement, none of those statutory default provisions shall apply or have any effect whatsoever. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the smallest degree possible in order to make it effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

1.3 NAME.

The name of the Company shall be "CHICK'NCONE FRANCHISE LLC", or such other name as may be designated from time to time by the voting Members. The business of the Company may be conducted under any other name(s) designated by the voting Members from time to time.

1.4 PRINCIPAL OFFICE; REGISTERED AGENT AND OFFICE.

(a)   The principal office of the Company shall be located at such place as shall be determined by the Manager from time to time.

(b)   The registered agent of the Company for the service of process and the registered office of the Company shall be that Person and location reflected in the Certificate or otherwise appointed by the Manager. The Manager, may, from time to time, change the registered agent or registered office through appropriate filings with the Delaware Division of Corporations. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Manager may promptly designate a replacement registered agent or file a notice of change of address as the case may be.

(c) The Manager is authorized to cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. The Manager, and/or any one or more of the officers of the Company, as authorized persons within the meaning of the Act, is/are authorized to execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

1.5 PURPOSES.

The purposes of the Company are to: (a) engage in the BUSINESS OF THE PREPARATION, COOKING AND RETAIL SALE OF BREADED, FRIED CHICKEN, COATED IN A SPECIAL SAUCE AND SERVED IN A WAFFLE CONE; IN ADDITION, THERETO, SUCH PURPOSE SHALL INCLUDE THE RETAIL SALE OF SIDE DISHES AND BEVERAGES; (b) engage in any other lawful act or activity for which limited liability companies may be formed under the Act; and (c) do any and all other acts and things which may be necessary, appropriate or incidental to the carrying out of such purposes.

1.6 POWERS OF THE COMPANY.

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The Company shall have the power and authority to take any and all actions deemed by the Manager to be necessary, appropriate, proper, advisable, convenient or incidental to or for or in furtherance of any of the purposes of the Company, including all powers and authorities, statutory or otherwise, possessed by a manager of limited liability companies under Delaware law.

1.7 MEMBER'S INTEREST.

A Member may own one or more classes of Membership Interests. A Member's Membership Interest shall for all purposes be personal property. No Member has an interest in any specific asset, property or right of the Company.

1.8 DURATION.

The Company shall continue in existence until the Company is dissolved and its affairs wound up in accordance with the Act and this Agreement.

1.9 EFFECT ON PRIOR AGREEMENT.

Effective as of the Effective Date, the Prior Agreement is superseded in its entirety and is of no further force or effect.

ARTICLE 2

MANAGEMENT

2.1 MEETINGS OF MEMBERS.

(a) The Company shall hold an annual meeting of Members at such time and at such location as determined from time to time by the Manager in accordance with Section 2.1(c) below.

(b) Except as expressly required by the Act or by this Agreement, (i) the business and affairs of the Company shall be managed exclusively by the Manager and (ii) no vote, consent or authorization of the Members whatsoever shall be required for the taking of any action or for any matter on behalf of or with respect to the Company.

(c) Meetings of the Members may be called by the Manager or a Majority in Interest of the Members and shall be held at such place as shall be designated from time to time by the Person(s) calling such meeting. Members may participate in such meetings in person or by means of conference telephone or similar communications equipment by means of which all persons participating in any such meeting can hear each other, and such participation shall constitute presence in person at such meeting.

(d) Written notice (which need not state the purpose or purposes for which the meeting is called) of any meeting of the Members, stating the place, date and hour of the meeting, shall be mailed, emailed or given by the Manager or at the direction of the Manager to each Member entitled to vote at the meeting at least seven (7) days prior to the meeting. At any meeting of the Members, every Member entitled to vote may vote or attend in person or by written proxy.

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(e)   Class C Members and Class B Members shall have no right whatsoever to vote on or approve or disapprove any matter or transaction whatsoever involving or affecting the Company or any of the Members. For each Senior Unit, the Member holding such Senior Unit shall be entitled to one vote. Class A Members shall have the right to vote on any matter herein for which Members are entitled to vote; Each Class A Member shall have a vote equal to the product of (x) the total number of Class A Units owned by the Class A Member and (y) the total number of Class A Units owned by the Class A Member divided by the total number of Class A Units owned by all the Class A Members. Except as otherwise provided in this Agreement, all limited liability company action required to be approved by vote of the Members shall be authorized only if Members whose then Senior Units constitute, singly or in the aggregate, at least a majority of all of the outstanding Senior Units owned by all the Members (a **"Majority in Interest"**), affirmatively vote in favor of or consent to said authorization.

(f)   Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting by a written consent executed by the Members holding not less than the number of votes required to approve the matter in question, and such writing or writings are filed with the records of the meetings of the Members. Members who do not execute any consent described in this Section 2.1(f) shall be provided prompt notice of action taken by any such written consent.

2.2 MANAGEMENT.

(a) (i) The day-to-day business, operations and affairs of the Company shall at all times be exclusively managed by such Person(s) as shall from time to time be designated by the holders of a majority of the Senior Units (such Person, the "**Manager**"). Subject to the rights of the Members described elsewhere herein, the Manager shall have the power and authority to authorize and cause to be taken any action, in the name of and/or by or on behalf of the Company, of any kind and to authorize and cause to be done anything and everything, in the name of and/or by or on behalf of the Company, which the Manager shall deem necessary or appropriate to carry on the business and affairs of the Company.

(ii)   The Manager may (but need not) be a Member of the Company and may be an Affiliate of a Member.

(iii)   The initial Manager shall be Jonathan Almanzar and Joshua Lanier.

(b) Notwithstanding anything to the contrary contained herein, the Company shall not take any of the following actions without the affirmative vote or written consent of the holders of a majority of the Class A Percentage Interest:

(i)   The sale of all or substantially all of the Company's assets in one (1) or more related transactions;

(ii)   The borrowing or indebtedness of the Company prior to the Class A Member receiving Distributions equal to the amount of its Capital Contribution; or

(iii)   Removal of the Manager.

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(c) The Manager shall be entitled to designate one or more individuals from time to time to act as authorized officers or agents of the Company, and to execute, deliver and perform agreements, instruments and documents in the name and on behalf of the Company (each an "**Authorized Agent**"), consistent with the powers and authority of the Manager. In furtherance of the foregoing, the Manager shall be entitled to appoint a Chairman, Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer, a Chief Technology Officer, a President, and one or more Vice Presidents, and such other officers and agents as are desired. Each such officer and agent shall each be an Authorized Agent of the Company. Each such Authorized Agent may be removed, with or without Cause, by the Manager and as such are considered "at will".

(d) No Member shall enter into any agreement or transaction or take any action in the name and/or by or on behalf of the Company or otherwise carry on the business or affairs of the Company except as an Authorized Agent. Except as expressly required by the Act or by this Agreement, no vote, consent or authorization of the Members shall be required for the taking of any action by or approved by the Manager on behalf of or with respect to the Company or its affairs.

2.3 LIMITATIONS ON PERSONAL LIABILITY.

(a) The Members shall not have any personal liability for any obligations or liabilities of the Company whatsoever except if and then only to the extent expressly provided in the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b) No Member, Manager, Authorized Agent or officer shall be personally liable for the return or payment of all or any portion of the capital of or profits allocable to or loans to the Company by any Member (or any successor, assignee or transferee thereof), it being expressly agreed that any such return of capital or payment of profits made pursuant to this Agreement, or any payment or repayment in respect of any such loan, shall be made solely from the assets of the Company (which shall not include any right of contribution from any Member, Manager or officer) and solely in accordance with the terms and conditions set forth in this Agreement.

2.4 TAX MATTERS.

The Manager shall have the sole and exclusive right, in the discretion thereof, to make any and all elections for federal, state and local tax purposes including, without limitation, any election, if permitted by applicable law, to adjust the basis of Company assets pursuant to Sections 754, 743(b) and 734(b) of the Code (as hereinafter defined), or any successor provisions thereto, or comparable provisions of state or local law, in connection with any transfer(s) of any Membership Interest(s) and/or any Company distribution(s), or to cause the Company to be taxed as a corporation pursuant to Section 301.7701-3(c) of the Regulations (as hereinafter defined) or any successor provisions thereto or comparable provisions of state or local law. The Manager may designate the tax matters partner of the Company for purposes of Subchapter C of Chapter 63 of Subtitle F of the Code.

2.5 INDEMNIFICATION.

(a) The Company hereby agrees to indemnify and hold harmless any Person (each an "**Indemnified Person**") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against all expenses, liabilities and losses (including reasonable attorneys' fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Indemnified Person (or one or more of such Indemnified Person's Affiliates) by reason of the fact that such Indemnified Person, or another Person of whom such Indemnified Person is the legal representative, is or was a Manager or Authorized Agent of the Company; provided that (unless the Manager otherwise consents) no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered to the extent attributable to such Indemnified Person's or its Affiliates' gross negligence or willful misconduct. Expenses, including reasonable attorneys' fees and expenses, incurred by any such Indemnified Person in defending a proceeding may be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt of an undertaking, in form and substance reasonably acceptable to the Manager, by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is determined to be liable and/or culpable of any civil and/or criminal wrongdoing.

(b) The right to indemnification and the advancement of expenses conferred in this Section 2.5 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law, determination of the Manager or otherwise.

(c) The Company may maintain insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss relating to the Company or its business whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 2.5.

(d) Notwithstanding anything contained herein to the contrary (including in this Section 2.5), any indemnity by the Company relating to the matters covered in this Section 2.5 shall be provided out of and to the extent of Company assets only, and neither the Manager nor any Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

(e) If this Section 2.5 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 2.5 to the fullest extent permitted by any applicable portion of this Section 2.5 that shall not have been invalidated and to the fullest extent permitted by applicable law.

2.6 ENGAGING IN OTHER ACTIVITIES; NON-EXCLUSIVE DUTY TO THE COMPANY.

(a) The Manager's services to the Company shall be of a non-exclusive nature and the Manager and any Affiliate of the Manager (including but not limited to each of Vanguard Innovative LLC and their respective members) may engage in other business activities or possess interests in other businesses of every kind and description, independently or with others, provided, however, such activities or businesses shall not directly compete with or have a material detrimental effect on the interest and business of the Company or any Affiliate of the Company. Further, with respect to such activities and interests (except as provided in Section 6.8), neither the Manager nor any Affiliate of the Manager shall have any obligation to offer to the Company or any Member the right to participate therein and neither the Company nor shall any Member have any right pursuant to this Agreement to share or participate in such opportunities or to the income or proceeds derived therefrom. The fact that the Manager or any Affiliate thereof may avail itself of such opportunities, either by itself or with other Persons, including Persons in which it has an interest, and not offer such opportunities to the Company or an Affiliate of the Company, shall not subject the Manager or any Affiliate thereof to liability to the Company or to any of the Members.

(b) Notwithstanding anything to the contrary contained in this Agreement, each Member hereby waives any and all present and future rights to assert any claims and causes of action based on or arising out of any fiduciary or similar duty or obligation to the Company or any of its subsidiaries or any of the other Members, and no Member shall have any such fiduciary or similar duty or obligation, whether in such capacity, under the Act, or otherwise.

ARTICLE 3

CAPITAL; PERCENTAGE INTERESTS; INCOME AND LOSSES; DISTRIBUTIONS

3.1 INITIAL CAPITAL CONTRIBUTIONS; ADDITIONAL CAPITAL CONTRIBUTIONS.

(a) Initial Capital Contributions; Loans. Schedule A hereto sets forth the initial Capital Contribution made by each Member as of the Effective Date.

(b) Voluntary Additional Capital Contributions.

(i) No Member shall have any obligation to make any additional Capital Contribution to the Company. The Manager may determine from time to time that the Company requires additional financing, the terms thereof and the terms of any equity interests issuable in consideration of such financing. The Company hereby grants to each Senior Member a preemptive right with respect to future sales or issuances by the Company of such additional equity interests (collectively, "**Additional Units**"; it being acknowledged and agreed that no Class C Unit shall be deemed to be an Additional Unit), as follows:

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(ii)   The Company shall deliver a notice (a "**Notice of Additional Units**") to the Senior Members stating (i) its intention to offer Additional Units, (ii) the number and class of such Additional Units to be offered and (iii) the price and other terms upon which it proposes to offer such Additional Units.

(iii)   By written notification received by the Company within ten (10) calendar days after the giving of a Notice of Additional Units, each Senior Member may elect to purchase, at the price and on the terms specified in the Notice of Additional Units, up to that portion of such Additional Units equal to the product of (x) the number of such Additional Units and (y) the number of Senior Units owned by such Senior Member divided by the total number of Senior Units held by all Senior Members. The Company shall promptly, in writing, inform each Senior Member who elects to purchase all of the Additional Units available to it (a "**Fully-Exercising Member**") of any other Senior Member's failure to do likewise. During the ten (10) day period commencing after such information is given (the "**Final Offer Period**"), each Fully Exercising Member may elect to purchase that portion of the unsubscribed Additional Units (the "**Available Units**"), that is equal to the product of (A) the number of such Available Units and (B) the number of Senior Units owned by such Fully-Exercising Member divided by the total number of Senior Units held by all Fully-Exercising Members.

(iv)   In the event that less than all of the Additional Units are purchased by the then-existing Senior Members in accordance with the foregoing terms of this Section 3.1(b), then the Company may, during the one hundred and eighty (180) day period following the expiration of the Final Offer Period, offer the remaining unsubscribed Additional Units to any other Person or Persons upon terms which are materially similar to those specified in the Notice of Additional Units.

(c) Effect on Number of Units and Percentage Interests. The Members agree and acknowledge that, effective as of the Effective Date, the number of Units held by the Class A Members (along with each Member's Percentage Interest) has been modified, and the number of Units held by each Member as of the Effective Date (along with each Member's Percentage Interest as of the Effective Date) is set forth on Schedule A hereto.

(d) For purposes of clarity, the Company shall be entitled to borrow money from, and to enter into financing transactions with, one or more third-parties, including (but not limited to) Members and Affiliates of Members, on such terms as determined from time to time by the Manager. The Members agree and acknowledge that none of the Members shall have any right whatsoever to participate in the making of any such loans or financings, other than as determined from time to time by the Manager.

3.2 CAPITAL ACCOUNTS.

(a)   A single, separate capital account ("**Capital Account**") shall be established and maintained for each Member in accordance with Regulations Sections 1.704-1(b)(2) and 1.704-2. The Members' respective Capital Accounts shall be kept separate and apart from the books in which the Company maintains records of the Company's adjusted tax basis in its assets and the Members' adjusted tax bases in their Company interests. Each Member's Capital Account shall be (i) increased by the amount of such Member's Capital

Contributions and any Net Income and items of gross Company income and gain allocated to such Member pursuant to this Article 3 and (ii) reduced by the amount of all distributions made to such Member in respect of its interest in the Company, whether pursuant to this Article 3 or otherwise, and any Net Loss and items of gross Company deduction and loss allocated to such Member pursuant to this Article 3. In addition, the Members' Capital Accounts are to be adjusted in accordance with Section 3.2(b) hereof, if applicable. Notwithstanding the foregoing, allocations under Section 3.2(d) hereof shall affect the Members' Capital Accounts only to the extent provided in such Section. Each Member's Capital Account balance as of the Effective Date shall be the amount set forth opposite such Member's name on Schedule A hereto.

(b) The assets of the Company may (and in the circumstance described in clause (iv) below, shall) be revalued on the books of the Company to equal their fair market values in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) at the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution to the capital of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets (including money) as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by any existing Member acting in a Member capacity or any new Member acting in a Member capacity or in anticipation of being a Member; and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) through (iii) above shall be made only if required by and in the sole discretion of the Manager. It is understood that, except as specifically set forth hereinabove, no Member shall have any expectation as to, or any claim whatsoever as to the appropriateness or lack of appropriateness of, any revaluation, and hereby expressly and irrevocably waives any and all such expectations and claims. Upon a revaluation of the Company's assets pursuant to this Section, and before giving effect to any of the then applicable triggering events described above, the fair market values of such assets shall be determined in accordance with Section 3.11 hereof and each Member's Capital Account shall be increased or decreased in accordance with Regulations Section 1.704-1(b)(2)(iv)(f) and Section 3.3 hereof.

(c) When property is reflected in the Capital Accounts at a book basis different from the basis of such property for federal income tax purposes, all Net Income, Net Loss and items of gross Company income, gain, deduction and loss with respect to such property shall be determined for purposes of adjusting Capital Accounts based on the book basis of such property in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

(d) For federal income tax purposes, all gain, loss, depreciation or amortization with respect to property which is reflected in the Capital Accounts at a basis different from the tax basis of such property shall be allocated among the Members in a manner that takes into account such difference in accordance with the principles of Code Section 704(c) and Regulations Section 1.704-3 using any permissible method the Manager determines is appropriate. Allocations pursuant to this paragraph (d) are solely for federal, state, and local income tax purposes and shall not affect or in any way be taken into account in computing a Member's Capital Account or share of distributions pursuant to any provision of this Agreement. Similarly, items of tax credit and tax credit recapture shall be allocated to the Members in accordance with Regulations Section 1.704-1(b)(4)(ii), but shall not be credited or charged to their respective Capital Accounts except to the extent required under Regulations Section 1.704-1(b)(2)(iv)(j).

3.3 ALLOCATIONS OF NET INCOME AND NET LOSS.

(a) After giving effect to the allocations required by Section 3.7 and subject to Section 3.4 and assuming for purposes of (and only for purposes of) applying this Section 3.3 that all unvested Units are vested, Net Income and Net Loss for each Company Year or other accounting period shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each such Member at the end of such Company Year or other accounting period to equal the hypothetical distribution, if any, that such Member would receive if, on the last day of such Company Year or other accounting period: (i) all of the Company's assets, including cash, were sold for cash equal to their book values, taking into account any adjustments thereto for such period, including pursuant to Section 3.2(b); (ii) all Company liabilities reflected on the face of the Company's balance sheet were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability, to the book value of the Company assets securing such liability); and (iii) the net remaining proceeds thereof were distributed in full to the Members in the order of priority described in: (A) with respect to Net Income and Net Loss, and the items of income, gain, loss and deductions comprising thereof, arising or resulting from and/or in respect any Capital Event, as the Manager shall determine, Section 4.3(d) and (e); or (B) otherwise, Sections 3.6(b)(ii) through (v). For purposes of determining the amounts described in clause (iii) above, Section 3.6(c) shall apply. For purposes of determining Capital Accounts under this Section 3.3(a), (x) Capital Accounts shall first be reduced by any distributions during such period other than distributions pursuant to Article 4 hereof, and (y) a Member's Capital Account balance shall be deemed to be increased by such Member's Permissible Capital Account Deficit, if any, determined as of the end of such Company Year or other accounting period.

(b) The Members intend that the allocation provisions of this Agreement will produce final Capital Account balances of the Members that will be equal to the amount distributed to the Members upon a dissolution of the Company in accordance with Sections 4.3(d) and (e). If such allocation provisions would fail to produce such final Capital Account balances, (i) such allocation provisions may be amended by the Manager if and to the extent necessary to produce such result, and (ii) if the Manager deems it advisable, the Manager shall be entitled to require Net Income and Net Loss (or items of gross income, gain, loss and deduction, if necessary) for prior Company Years with respect to which the Company and all affected Members would then be entitled to file an amended tax return to be reallocated among the Members to the extent it is not possible to achieve such result with allocations of such items for the current and future Company Years, as determined by the Manager. This Section 3.3(b) shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other taxing authority.

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3.4 LIMITATION ON NET LOSS ALLOCATIONS.

Notwithstanding any provisions of this Article 3 to the contrary, and in accordance with Section 1.704-1(b)(2)(ii)(d) of the Regulations, no Member shall be allocated Net Loss to the extent such allocation would cause or increase a deficit balance in such Member's Capital Account in excess of such Member's then Permissible Capital Account Deficit (as defined in Section 3.7(c) below). Solely for purposes of the limitation in the previous sentence, the Members' Capital Accounts shall be deemed reduced by the reasonably expected adjustments, allocations and distributions described in paragraphs (4), (5), and (6) of Regulations Section 1.704-1(b)(2)(ii)(d). Allocations of Net Loss that would be made to a Member but for such limitation shall be made to the other Members to the extent not inconsistent with such limitation.

3.5 TAX WITHHOLDING.

Except as otherwise provided in this Agreement, if the Company is obligated to pay any amount to a governmental authority (or otherwise makes a payment to a governmental authority) that is specifically attributable to a Member or a Member's status as the holder of a Membership Interest (including federal, state or foreign withholding taxes, state personal property taxes, and state unincorporated business taxes), then such Person shall indemnify the Company in full for the entire amount paid and/or required to be paid (including interest, penalties and related expenses). The Manager may cause the Company to offset distributions and other payments to which a Person is entitled under this Agreement or otherwise against such Person's obligation to indemnify the Company under this Section 3.5. A Member's obligation to indemnify the Company under this Section 3.5 shall survive the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 3.5, the Company shall be treated as continuing in existence. The Manager may cause the Company to pursue and enforce all rights and remedies it or the Company may have against each Member under this Section 3.5, including instituting a lawsuit to collect such indemnification payment with interest calculated at the highest rate per annum permitted by law. Any "imputed underpayment" within the meaning of Code Section 6225 paid (or payable) by the Company as a result of an adjustment with respect to any Company item, including any interest or penalties with respect to any such adjustment (collectively, an "Imputed Underpayment Amount") shall be treated as if it were a payment made by the Company and attributable to the appropriate Member(s) (as the Manager shall so determine in its reasonable and good faith discretion) pursuant to this Section 3.5. The portion of the Imputed Underpayment Amount that the Manager shall attribute to a Member shall be treated as a payment made by the Company and attributable to such Member pursuant to this Section 3.5. The portion of the Imputed Underpayment Amount that the Manager attributes to a former Member shall be treated as a payment made by the Company and attributable to such former Member's successor(s)-in-interest pursuant to this Section 3.5. Imputed Underpayment Amounts so treated also shall include any imputed underpayment within the meaning of Code Section 6225 paid (or payable) by any entity treated as a partnership for United States federal income tax purposes in which the Company holds (or has held) a direct or indirect interest other than through entities treated as corporations for United States federal income tax purposes to the extent that the Company bears the economic burden of such amounts, whether by law or agreement.

3.6DISTRIBUTIONS.

        (a)   No distributions of Operating Cash Flow shall be made to the Members except if, as and then only to the extent, determined from time to time by the Manager; provided, that at the end of the Calendar Year in which this Agreement is effective, the Company shall make (i) Tax Distributions (as hereinafter defined) at least annually to the extent of Operating Cash Flow, and (ii) distributions pursuant to Sections 3.6(b)(ii) – (v), as applicable, at least annually to the extent of Operating Cash Flow so long as the Company has cash reserves of not less than $100,000, but in each case with regard to clauses (i) and (ii) immediately above subject to any and all restrictions, limitations or prohibitions on any distributions imposed by any bank(s) or other creditor(s) of the Company or any of its subsidiaries from time to time or any other financing agreements to which the Company or any of its subsidiaries is now or hereafter may become a party.

        (b)   Distributions of Operating Cash Flow, if and when the Manager determines that such distributions shall be made, shall be made as follows:

        (i)   First, to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for United States federal income tax purposes in the Company's income tax returns for all prior Company Years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to this Section 3.6(b)(i). Distributions pursuant to this Section 3.6(b)(i) ("**Tax Distributions**") shall be made in proportion to the respective amounts required to be distributed to each Member pursuant hereto. The "**Assumed Tax Rate**" shall equal forty percent (40%) or such other amount as determined from time to time by the Manager. The determination of the amount of any Tax Distribution shall be made by the Manager and, as a condition thereto, each Member shall submit such calculations, certifications and other material as the Manager may reasonably request.

        (ii)   Second, until each Class A Member has received aggregate disbursements (including Tax Distributions) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time, one hundred percent (100%) to the Class A Members (pro rata in proportion to their then respective aggregate Capital Contributions); and

        (iii)   Thereafter, all distributions of Operating Cash Flow shall be made equally to the Class A, Class B and Class C Members (pro rata in proportion to the respective number of Class A Units, Class B Units and/or Class C Units then held by each of them).

        (c)   Anything to the contrary contained in this Agreement notwithstanding, any and all Tax Distributions made shall, for purposes of making all calculations and determinations required by this Article 3 and elsewhere in this Agreement, be treated as advance distributions to the applicable Member(s) of amounts otherwise distributable to them pursuant to Sections 3.6(b)(ii), (b)(iii), (b)(iv) and (b)(v) (including by reason of the application of <u>Sections 4.3(d)</u> and <u>(e))</u>, and subsequent distributions to the Members pursuant to such Sections shall be adjusted accordingly.

(d)   Distributions of Capital Event Proceeds shall be made as provided in <u>Section 4.3</u> hereof.

(e)   No distribution or redemption, or right thereto, pursuant to this Agreement shall be deemed or give rise to any liability or obligation of any Member to any other Member, and any rights of any Member to any such distribution or redemption shall be and constitute solely and exclusively a right against and an obligation solely of the Company itself.

3.7 REGULATORY ALLOCATIONS.

The following allocations shall be made in accordance with and to the extent required by Regulations Sections 1.704-2(f), 1.704-2(i), and 1.704-1(b)(2)(ii)(d). References in this <u>Section 3.7</u> to "**partner**" and "**partnership**" are intended to relate to the characterization of the Members and the Company, respectively, for federal income tax purposes.

(a)   If there is a net decrease in partnership minimum gain during a Company Year (determined in accordance with Regulations Section 1.704-2(d)), items of Company gross income and gain shall be allocated to the Members as quickly as possible in the amounts and manner described in Section 1.704-2(f) of the Regulations. This paragraph (a) is intended to comply with the minimum gain chargeback requirement relating to any nonrecourse liability of the Company set forth in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   If there is a net decrease in partner nonrecourse debt minimum gain during a Company Year (determined in accordance with Regulations Section 1.704-2(i)(3)), items of Company gross income and gain shall be allocated as quickly as possible to those Members who had a share of such partner nonrecourse debt minimum gain at the end of the preceding Company Year (determined in accordance with Regulations Section 1.704-2(i)(5)) in the amounts and manner described in Regulations Section 1.704-2(i)(4). This paragraph (b) is intended to comply with the minimum gain chargeback requirement relating to nonrecourse debt set forth in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   If a Member receives an adjustment, allocation or distribution described in Section 1.704- 1(b)(2)(ii)(d) of the Regulations which creates or increases a deficit balance in his, her or its Capital Account in excess of the sum (with respect to each Member, such Member's **"Permissible Capital Account Deficit"**) of (A) such Member's share of the partnership minimum gain (as determined at the end of such Company Year in accordance with Regulations Section 1.704-2(g)), and (B) such Member's share of the partner nonrecourse debt minimum gain (as determined at the end of such Company Year in accordance with Regulations Section 1.704-2(i)(3)), then items of Company gross income and gain shall be allocated to such Member as quickly as possible to eliminate such excess, as required by Regulations Section 1.704-1(b)(2)(ii)(d), provided that an allocation pursuant

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to this paragraph (c) shall be made only if and to the extent such excess would exist after all other allocations provided for in this Section 3.7 have been tentatively made for such Company Year as if this paragraph (c) were not in this Section 3.7. This paragraph (c) is intended to comply with the qualified income offset requirement set forth in Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Notwithstanding anything in this Agreement to the contrary, all items of Company gross deduction and loss attributable to partnership nonrecourse liabilities (as defined in Regulations Section 1.704-2(b)(3)) shall be allocated to the Members in the ratio of their respective Percentage Interests in accordance with the treatment of nonrecourse deductions under Regulations Section 1.704-2(e).

(e)   Notwithstanding anything in this Agreement to the contrary, all items of Company gross deduction and loss attributable to a partner nonrecourse debt (as defined in Regulations Section 1.704-2(b)(4)) shall be allocated to the Member or Members that bear the economic risk of loss for such partner nonrecourse debt in accordance with Regulations Section 1.704-2(i)(1).

(f)   The allocations required by Section 3.7(a) through (e) hereof and in Section 3.5 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent permissible under the Regulations, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company gross income, gain, loss or deduction pursuant to this paragraph (f). Therefore, notwithstanding any other provision of this Article 3 (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company gross income, gain, loss or deduction in whatever manner the Manager shall reasonably determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 3.3 of this Agreement. In exercising their discretion under this Section 3.7(f), the Manager shall take into account future Regulatory Allocations under Sections 3.7(a) and (b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 3.7(d) and (e). This Section 3.7(f) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

3.8 DETERMINATION OF CERTAIN MATTERS.

(a)   All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article 3 hereof, including the taxes thereon and accounting procedures applicable thereto, shall be determined in accordance with instructions or requirements of the Manager in all cases unless expressly otherwise provided for by the provisions of this Agreement.

(b)   The Manager may, without the consent of any Member, amend the provisions of this Agreement relating to the manner in which tax items are allocated to the extent necessary to comply with Regulations Sections 1.704-1(b) and 1.704-2; provided, however, that any such amendment may be made only if it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article 4 hereof upon the liquidation of the Company.

3.9 NO INTEREST ON CAPITAL.

Except as provided in this Agreement, no Member shall be entitled to receive any interest on or in respect of any amount allocated to such Member's Capital Account or on or in respect of any distribution or withdrawal therefrom or thereof permitted under this Agreement.

3.10 WITHDRAWALS BY MEMBERS.

Except as expressly provided in this Agreement, no Member (whether upon such Member ceasing to be a member of the Company or otherwise) shall have the right to withdraw any funds or other assets, or to receive any payments or distributions, from the Company or such Member's Capital Account without the express prior written consent of the Manager.

3.11 FAIR MARKET VALUE DETERMINATIONS.

For purposes of determining the fair market value of the Company or of any Company securities and other assets pursuant to this Agreement, the Company or such Company securities and assets shall be valued as of the then most recent practicable date prior to the event for which such valuation is made, such valuation to be as determined in good faith by the Manager or by such appraiser on behalf of the Company in accordance with such instructions or determinations as the Manager shall make or establish, as the Manager shall select.

3.12 CLASS C MEMBERS.

(a) As of the Effective Date and as reflected on Schedule A hereto, no Class C Units have been issued. Additional Class C Units may be reserved for potential issuance from time to time for the recruitment of key service providers to the Company, as determined by the Manager. The issuance of additional Class C Units shall be dilutive to the Percentage Interest of each Member (other than to the recipient of such Class C Units). In determining whether to grant Class C Units, the Manager shall designate by separate Profits Interest Member Instruments from time to time attached to this agreement (each, a "**Profits Interest Member Instrument**").

(b) Profits Interest Member Instrument each Class C Unit issued or granted under this Agreement. Each Profits Interest Member Instrument shall specify the number and class of Units being issued, the service provider to which it relates, and any vesting requirements, transfer restrictions, or repurchase rights applicable thereto (to the extent the same differ from those set forth in this Agreement), and such other terms and conditions as the Manager shall deem appropriate. A service provider to whom a Profits Interest Member Instrument has been issued shall be admitted to the Company as a Class C Member only upon the execution and delivery to the Company, by such service provider, of an originally countersigned counterpart of such Profits Interest Member Instrument (and of each exhibit, annex and schedule thereto), all in such form and substance as the Manager shall require, and upon satisfaction of any conditions set forth therein. The Class C Units issued to Class C Members at any time and the Membership Interests corresponding thereto shall be subject to forfeiture as provided herein and/or in the applicable Profits Interest Member Instrument applicable to each issue or grant of Class C Units. Except as may be otherwise specified in any Profits Interest Member Instrument, Class C Units shall vest according to the following schedule: thirty-three percent (33%) of the Class C Units shall vest at the end of the first twelve (12) month period that the Member to whom such Units are issued remains in the continuous employment of (or in the case of a non-employee service provider, continues to be engaged as a service provider to) the Company following the date of issuance; an additional thirty-three percent (33%) of such Class C Units shall vest at the end of the second such twelve (12) month period; and the final thirty-four percent (34%) of such Class C Units shall vest at the end of the third of such twelve (12) month periods.

(c)   Notwithstanding anything herein or in any Profits Interest Member Instrument to the contrary, a Class C Member's entitlement to any unvested Class C Unit issued or granted to such Class C Member shall be expressly conditioned upon such Class C Member making a timely and valid election under, and in compliance with all of the requirements of, Section 83(b) of the Code and Regulations thereunder for and in respect of such Class C Unit and which election reflects such unvested Class C Unit as having a fair market value at the time of transfer (determined without regard to any lapse restriction, as defined in Regulations Section 1.83-3(i)) of zero or, in the case where such Class C Member shall have also made (or paid) a Capital Contribution in respect of such unvested Class C Unit, the amount of such Capital Contribution; a Class C Member's failure to comply with such condition shall result in such Class C Unit being then automatically and immediately (and without the requirement of any further action on the part of any Person) treated as never having been issued.

(d)   Neither the Company nor any Member nor the Manager shall be liable to any Class C Member for any costs, losses or damages (including, without limitation, any federal, state and local withholding, income, employment, self-employment and other taxes, as well as any interest and penalties) that a Class C Member may incur or suffer by reason of or resulting from: (i) any election made by a Class C Member under and in accordance with Section 3.12(c); (ii) any Class C Unit issued or granted to any Class C Member not constituting or qualifying as a "profits interest" under the Revenue Procedures or other applicable law; (iii) the issuance, grant, and/or vesting of any Class C Unit issued or granted to a Class C Member; and (iv) the Company's allocation of taxable income and/ or gain to a Class C Member in respect of such Class C Member's both vested and unvested Class C Units so issued or granted to such Class C Member.

(e)   Upon termination of a Class C Member's employment (or service engagement) with the Company, such Class C Member (and any permitted transferees thereof) shall be treated in accordance with the following terms and conditions, notwithstanding any other provision of this Agreement to the contrary (but subject to any contrary provision contained in such Class C Member's Profits Interest Member Instrument):

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(i)   If the termination of employment (or service) relationship is (x) for Cause or (y) as a result of a termination initiated by such Class C Member under or in anticipation of circumstances that would constitute Cause, or (z) due to the Class C Member voluntarily departing and, after such departure, the Class C Member within 3 years after such departure engages, directly or indirectly, in a business in competition with the business of the Company within a 20-mile radius of any location where the Company operates, then in the event of (x), (y) or (z), all of the vested and unvested Class C Units of such Class C Member (and any permitted transferees thereof) will be forfeited in their entirety and cancelled.

(ii)   If the termination of the employment (or service) relationship is for any reason other than as specified in Section 3.12(e)(i), all of the unvested (but not any vested) Class C Units with respect thereto, of such Class C Member (and any permitted transferees thereof) as of the date of such termination will be forfeited in their entirety and cancelled.

(iii) Following any termination of the Class C Member's employment (or service engagement) with the Company, other than as specified in Section 3.12(e)(i):

(a)   The Company shall have the option (the "**Repurchase Option**") to purchase (after giving effect to all forfeitures and cancellations thereof) all or a portion of the Class C Units (which are not forfeited or cancelled) with respect thereto of such Class C Member (and the permitted transferees thereof) (the "**Subject Company Interests**") for a price per Class C Unit equal to the fair value of each vested Class C Unit (unless a different price is expressly provided in such Class C Member's Profits Interest Member Instrument) as of the date of termination. Such fair value shall be determined in good faith by the Manager based upon the price that, in the Manager's estimation, a willing buyer would pay a willing seller for the Subject Company Interests (reduced by a pro-rata amount required for payment of all debt and fixed and contingent liabilities of the Company), and taking into account appropriate discounts reflecting the Subject Company Interests being minority and non-voting interests and any preference distributions that may be due to any other Members.

(b)   The Company may exercise the Repurchase Option at any time after thirty (30) days' notice to such Class C Member (or any permitted transferees thereof). Closing for any such repurchase shall take place at the time and place designated by the Company in its notice of exercise at which time such Class C Member (or any permitted transferees thereof) shall execute any documentation reasonably requested by the Company to evidence and document such transfer and repurchase and the Company shall tender the repurchase price therefor; provided, at the option of the Company, payment may be made in twelve (12) equal monthly installments together with interest thereon at the "prime" rate as of the date of the closing, as published in the Wall Street Journal.

(c)   The exercise of any Repurchase Option shall, without any further action of any person, be deemed for all purposes to constitute the

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purchase and sale of all Subject Company Interests covered by such exercise, and, upon such exercise, the terminated Class C Member and the permitted transferees thereof shall cease for all purposes to be considered a holder thereof or to have any rights with respect thereto, the rights of such terminated Class C Member and/or such permitted transferees being limited solely and exclusively to the right to receive the purchase price provided for in paragraph (A) immediately above.

Holders of Class C Units shall be entitled to the allocations and distributions attributable to such Class C Units but shall otherwise have no rights or powers (including, without limitation, voting power) to participate in the management of the Company with respect to their Class C Units. A holder of a Class C Unit shall not have dissenter's rights or appraisal rights with respect to their Class C Unit, and a sale of all or substantially all of the assets or Membership Interest of the Company shall not require approval by any Class C Member.

ARTICLE 4
DISSOLUTION

4.1 GROUNDS.

The Company shall be dissolved and its affairs shall be wound up upon the approval of the both the Manager and a Majority in Interest of the Members.

4.2 NO RIGHT TO RETIRE, ETC. OR CAUSE DISSOLUTION.

No Member shall have the right to withdraw (as such term is used in the Act) as a Member or otherwise cause, voluntarily or involuntarily, a dissolution of the Company other than as expressly permitted under the Act, or in connection with a Transfer permitted pursuant to Article 5 hereof, and any such action or any such dissolution caused by a Member, other than as so permitted, shall be null and void and shall constitute a breach by such Member of his or its obligations under this Agreement. Notwithstanding any provision of the Act to the contrary, no Member shall be entitled to any payment or distribution upon any such action or upon ceasing to be a Member of the Company for any reason, except as may be expressly provided to the contrary in this Agreement. This Section 4.2 expressly overrides any rights to distributions or other payments to which a Member or any assignee thereof might otherwise be entitled under any provisions of the Act.

4.3 DISSOLUTION.

Upon dissolution of the Company, (i) the Company's assets will be liquidated in an orderly and business-like manner so as not to involve undue sacrifice, and (ii) the following actions and distributions out of the assets of the Company will be taken and made in the following manner and order:

        (a)   first, the Company will pay or establish reserves for all debts and liabilities of the Company to Persons other than Members and expenses of liquidation in the order of priority provided by law;

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(b) then, the Company will establish any reserves which the Manager shall reasonably deem necessary to provide for contingent liabilities or obligations of the Company; provided, however, that, at the expiration of such period of time as the Manager may reasonably deem advisable, the balance of any reserves shall be paid or distributed as provided in clauses (c), (d) and (e) of this Section 4.3 (in the order of priority thereof), it being agreed that such reserves may, at the election of the Manager, be paid over to an independent escrow agent to be held by it as escrowee for the purpose of disbursing such reserves in payment of any of the aforesaid contingencies;

(c) then, the Company will pay out of the balance of such assets, if any, the outstanding balance of all remaining debts and liabilities of the Company to the Members to whom the same are owed, pro rata;

(d) then, the Company shall distribute out of the balance of such assets, if any, to the Class A (pro rata in proportion to their then respective aggregate Capital Contributions), until each Class A Member has received aggregate distributions and disbursements pursuant to Section 3.6 (including Tax Distributions) and this Section 4.3(d) equal to one hundred percent (100%) of the aggregate Capital Contributions of such Class A Member up to such time; and

(e) thereafter, the Company shall distribute out of the balance of such assets, if any, in accordance with Section 3.6(b)(v) (and taking into account and fully reflecting the application of Sections 3.6(c) and (e).

Following the distributions provided for in this Section 4.3, no Member shall have any rights or claims against the Company or any other Member with respect to the respective Capital Accounts of the Members.

4.4 DEFERRAL OF DISTRIBUTION.

Notwithstanding the provisions of Section 4.3 immediately above, if, upon dissolution of the Company, the Manager shall reasonably determine that sale of part or all of the Company's assets would cause undue loss to the Members, the Manager may, in order to avoid such losses, require the Company to defer the liquidation of, and to withhold from distribution for a reasonable time, any assets of the Company.

4.5 NO RESTORATION OBLIGATIONS.

No Member shall have any obligation to restore any deficit balance in its Capital Account following the "liquidation" (as such term is defined in Regulations Section 1.704-1(b)(2)(ii)(g)) of its interest in the Company.

4.6 NO RIGHT TO PARTITION.

The Members, on behalf of themselves and their heirs, personal representatives, successors and assigns, hereby specifically renounce, waive and forfeit all rights, whether arising under contract or statute or by operation of law, to seek, bring or maintain any action in any court of law or equity for partition of the Company, or any interest which is considered to be Company assets, regardless of the manner in which title to any such assets may be held.

4.7 CANCELLATION OF CERTIFICATE.

Following completion of the distribution of Company assets as provided herein, and in any such event at such time as the Manager shall determine, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Act may require or permit) shall be entitled and authorized to file articles of dissolution with the Delaware Division of Corporations, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 4.7.

ARTICLE 5

RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS

5.1 RESTRICTIONS ON TRANSFER.

Notwithstanding any other provisions to the contrary, none of the Members shall have the right to sell, assign, exchange, pledge, transfer, donate, bequest, hypothecate, gift, convey, encumber, or otherwise dispose of all or any part of their Membership Interest or any legal or equitable interests or rights therein (each, a **"Transfer"**), and no such Person shall have any right to substitute a transferee in his or its place as a Member, except for a Transfer (a) that is approved by the Manager, (b) to the Company, (c) to a Related Person, (d) contemplated by Section 5.4 of this Agreement pursuant to a drag-along, or (e) contemplated by Section 5.5 of this Agreement pursuant to a Tag-Along Sale.

5.2 ADDITIONAL RESTRICTIONS ON TRANSFERS AND ADMISSIONS.

(a) Notwithstanding any other provisions of this Article 5, no Transfer of a Member's Membership Interest pursuant to Section 5.1 nor admission of any new Member may be made if, in the judgment of the Manager (it being understood, however that the requirements of this Section 5.2(a) may be waived, in whole or in part, at the discretion of the Manager):

(i) such Transfer or admission would cause the Company to lose its status as a partnership that is not a publicly-traded partnership for federal income tax purposes;

(ii) such Transfer or admission would violate any federal securities laws or any state or local securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the Membership Interest to be Transferred;

(iii) such Transfer or admission would cause Membership Interests to be treated as "plan assets" within the meaning of Section 2510.3-101 of the Labor Department Regulations, if at the time of such transaction any Member is a United

States "benefit plan investor" within the meaning of such Regulations and Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended; or

(iv)   such Transfer is to (x) an entity which, in the determination of the Manager, directly or indirectly competes with the Company, or (y) any customer, distributor or supplier of the Company, if the Manager should determine that such Transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

(b) In the event a Transfer of a Member's Membership Interest (or a portion thereof) is consented to or permitted as provided herein, then it shall be deemed in each instance a condition to such consent or permission that the transferor and the transferee shall agree in writing to be bound by the provisions of this Agreement and execute and deliver to the Company such instruments and agreements relating to such Transfer and/or any of the matters referred to in Section 5.2(a) above as the Manager or the Company shall reasonably require.

(c) Any purported Transfer by any Member of the whole or any part of any Membership Interest or other interest in the Company, or admission of any new Member by reason of such Transfer, that is not made in compliance with this Article 5 shall be null and void ab initio.

5.3 RIGHT OF FIRST REFUSAL.

(a)   With the prior written consent of the Manager, if any Member (the "Offering Member") desires to dispose (other than a Transfer to the Company, in connection with a drag-along pursuant to Section 5.4, in connection with a Tag-Along Sale or pursuant to a merger or reorganization transaction to which the Company is a party), in a transaction with a Person that is not a Related Person (a "Qualified Purchaser"), of any or all of such Offering Member's Units (the "Offered Units"), pursuant to a bona fide offer (the "Offer") received from a proposed Qualified Purchaser (the "Offeror"), at any time after the Effective Date, the Offering Member shall promptly furnish written notice (the "Offer Notice") to the Company and to each other Senior Member (or in the event that the Offering Member is a Class C Member, then to the Company and to each Senior Member) (the "Offered Members"). Each Offer Notice shall be accompanied by a copy of the Offer, setting forth in reasonable detail the terms and conditions of the Offer and the name, address and telephone number of the Offeror. The Offer Notice shall constitute an offer to sell, at the same price per Unit and upon the same terms and conditions as set forth in the Offer, all, but not less than all, of the Offered Units to (i) the Offered Members, *pro rata* based on the relative number of Units owned of record or in such other proportions as the Offered Members may agree, and (ii) the Company, only to the extent of any Offered Units that the Offered Members do not agree to purchase.

(b)   Each of the Offered Members shall have a period of twenty (20) days from the date the Offer Notice is received by such Offered Member to notify the Offering Member, the other Offered Members and the Company whether such Offered Member agrees to purchase all or a portion of the Offered Units offered to such Offered Member on the terms set forth in the Offer.

(c)   Any Offered Units which any of the Offered Members do not agree in writing within such twenty-day period to purchase shall be deemed to be re-offered for sale to the Offered Members that had agreed to purchase all of the Offered Units offered to them, on the terms set forth in the Offer, *pro rata* based on the relative number of Offered Units that each of the Offered Members had previously agreed to purchase or in such other proportions as they may agree, and such Offered Members shall have an additional five (5) days to agree in writing to purchase such Offered Units. Any Offered Units which the Offered Members do not agree in writing within such five-day period to purchase shall be deemed to be re-offered for sale to the Company on the terms set forth in the Offer, and the Company shall have an additional five (5) days to agree in writing to purchase such Offered Units. If the Offered Members and the Company have agreed within such thirty-day period to purchase all of the Offered Units among them, the parties shall proceed to consummate such purchases in accordance with the terms and conditions of the Offer not later than the fortieth (40th) day following the date the Offer Notice was received by the Offered Members and the Company.

(d)   If the Offered Members and the Company do not agree in writing within thirty (30) days after the date the Offer Notice was received by the Offered Members and the Company to purchase all of the Offered Units among them, then the Offering Member shall have the right, subject to the tag-along rights contemplated by Section 5.5 below, to sell to the Offeror all of the Offered Units for a period of sixty (60) days following such thirtieth (30th) day, such sale to be at no less favorable a price and upon terms and conditions no less favorable to the Offering Member than as set forth in the Offer Notice. All Units sold to such Offeror shall thereupon become subject to the restrictions of this Agreement. If the Offering Member fails to sell the Offered Units to the Offeror on such terms and conditions within such sixty-day period, the Offered Units shall again be subject to the provisions of this Section 5.3 and, if applicable, Section 5.5.

(e) If the Offeror makes one or more new bona fide offers at a lower price or upon terms which are more favorable to the Offeror than those previously offered to the Offered Members and the Company, then each new bona fide offer shall be treated as a new Offer subject to the provisions set forth in this Section 5.3, except that the twenty (20) day offering period provided in subparagraph (b) above shall be ten (10) days.

5.4 DRAG-ALONG RIGHT.

(a)   In the event that a Majority in Interest of the Class A Members (the "**Electing Members**") proposes to consummate a Liquidity Event pursuant to a bona fide offer from a Qualified Purchaser (the "**Third Party Buyer**") which has been approved by the Manager, the Electing Members shall have the right to require the other Members (the "**Non-Electing Members**") to (x) participate in such Liquidity Event and sell to the Third Party Buyer their respective Membership Interests for the price and upon the same terms and conditions agreed upon between the Electing Members and the Third-Party Buyer or (y) otherwise vote for or consent to such transaction. The right to require the Non-Electing Members to participate in any such Liquidity Event shall be exercised by the Electing

Members by delivery of a written notice to the Non-Electing Members (the "**Drag Along Notice**") on or prior to the date which is at least thirty (30) days prior to the date that the proposed transaction is scheduled to close. The Drag Along Notice shall set forth (i) the time and place of the closing of the proposed transaction and (ii) the expected aggregate purchase price to be paid at such closing.

(b) Following their receipt of any Drag-Along Notice, the Non-Electing Members shall vote for, consent to, and raise no objections to, the Liquidity Event, and they shall not bring a claim against the Company, the Manager, the Electing Members, any of their respective Affiliates or any of their respective officers, directors, managers, stockholders, partners or members, or contest or seek to enjoin the Liquidity Event or seek appraisal, dissenters' rights or other similar such rights with respect to the Liquidity Event. Without limiting the generality of the foregoing, if the Liquidity Event is structured as (a) a merger or consolidation, the Non-Electing Members shall waive all dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation, or (b) a sale of Membership Interests, the Non-Electing Members shall agree to sell all, but not less than all, of their Membership Interests on the terms and conditions of the Liquidity Event. In addition, the Non-Electing Members agree to sign such assignments and other documents as may reasonably be requested by the Electing Members and/or the Company or the Third-Party Buyer. The Company may, at its option, deposit the consideration payable for the Membership Interests of the Non-Electing Members with any depository designated by it, and thereafter each Membership Interest of a Non-Electing Member shall represent only the right to receive the consideration payable in connection with the Liquidity Event. The Non-Electing Members shall take such other necessary or desirable actions in connection with the consummation of the Liquidity Event as may be reasonably requested by the Electing Members or the Company.

(c) Each Member hereby irrevocably appoints the Manager as its agent and proxy, to vote such Member's Membership Interests as the Manager may (subject to the terms of this Agreement) deem necessary or appropriate in connection with a Liquidity Event. The Manager shall have full and plenary power and authority, as agent of the Members, to cause the Company to enter into a transaction providing for a Liquidity Event and to take any and all such further action in connection therewith as the Manager may (subject to the terms of this Agreement) deem necessary or appropriate in order to consummate any such Liquidity Event.

(d) The Members hereby agree that upon the consummation of a Liquidity Event involving a sale or other disposition of Units in which the selling parties are the Members or the proceeds are payable directly to the Members (as opposed to an asset sale or other transaction whereby the selling party is or the proceeds of such transaction are payable to the Company), each Member shall be entitled to receive a portion of the aggregate purchase price which such Member would receive with respect to its, his or her Units in a hypothetical distribution pursuant to Section 4.3 hereof.

SECTION 5.5 TAG-ALONG RIGHTS.

(a) In the event any Senior Member does not exercise its right of first refusal pursuant to Section 5.3, such Senior Member (collectively, the "**Tag-Along Members**" and each a "**Tag-Along Member**", as the case may be) shall have the right (the "**Tag-Along Right**") to require, as a condition to the proposed Transfer by the Offering Member to the Offeror, that the Offeror also purchase a number of each such Tag-Along Member's Units (the "**Tag-Along Units**") equal to the Tag-Along Portion ("**Tag-Along Sale**"). The "**Tag-Along Portion**" means, with respect to any Tag-Along Member, Senior Units representing the percentage interest equal to the product of (i) the quotient determined by dividing (a) the number of Senior Units owned by such Tag-Along Member by (b) the Senior Units owned by all selling Members who are participating in such Tag-Along Sale (including the Offering Member and each other Tag-Along Member that has elected to participate in such Tag-Along Sale, as applicable), multiplied by (ii) the number of Units to be sold in such Tag-Along Sale.

(b) Each Tag-Along Member shall be required to Transfer its Tag-Along Portion at such price and under the same terms and conditions set forth in the Offer Notice; provided, however, that the consideration received with regard to such Units shall be allocated in accordance with Section 5.5(d).

(c) The Tag-Along Right provided for in this Section 5.5 may be exercised by the Tag-Along Members by delivery of a written notice to the Offering Member (the "**Tag-Along Notice**"), within thirty (30) days following receipt by the Tag Along Members of the Offer Notice. If a Tag-Along Member does not deliver a Tag-Along Notice within such thirty (30) day period, the Tag-Along Member shall be deemed to have waived its Tag-Along Right with respect to the proposed Transfer by the Offering Member.

(d) The purchase of each Tag-Along Member's Tag-Along Portion shall be made contemporaneously with the purchase of the Offering Member's Units. The Members hereby agree that upon the consummation of a Tag Along Sale, each participating Member shall be entitled to receive a portion of the aggregate purchase price which such Member would receive with respect to its, his or her Units in a hypothetical distribution pursuant to Section 4.3.

5.6 REGULATORY EVENT.

Notwithstanding anything in this Agreement to the contrary, if (a) any new or existing federal, state, foreign or local judicial, legislative, executive, administrative, regulatory or self-regulatory authority or organization, or any judicial or arbitral court, tribunal or body imposes, seeks to impose or could seek to impose (in the reasonable judgment of the Manager) restrictions, limitations, conditions, requirements or regulations on the Company based on or arising from its affiliation with any Member or based on or arising from the action or omission by or of a Member (in either case, the "**Subject Member**") and (b) such imposition: (i) has had or could reasonably be expected to have a material and negative impact on the Company, or the prospects thereof, (ii) could reasonably be expected to cause the Company to forfeit a material benefit, right, asset, license, permit, or qualification, or (iii) would otherwise materially jeopardize the Company's continuing engagement in the business in which it operates (collectively, a "**Regulatory Event**"), then Company may, at its option, (x) purchase (the "**Purchase Option**") or (y) offer for sale to the other Members (the "**Sale Option**"), the Units held by such Subject Member (the "**Subject Units**") and the Subject Member shall be obligated to sell and/or transfer the Subject Units. The purchase price for all Subject Units purchased or offered for sale or purchase by the Company pursuant to this Section 5.6 shall be the lower of: (A) the original consideration paid by such Subject Member for the Subject Units, or (B) the positive balance in the Subject Member's capital account, in each case as determined by the Manager based on the books and records of the Company (the "**Purchase Price**"). The Company shall notify the Subject Member in writing (the "**Option Notice**") of its intent to exercise the Purchase Option or the Sale Option, as applicable, which notice shall include the Purchase Price. Any closing of the purchase or sale of the Subject Units shall occur within three (3) days after receipt of the Option Notice or the Purchase Option, as the case may be. Notwithstanding the above, the Company may, at its discretion, pay the Purchase Price either in cash or by delivery of a promissory note, which promissory note shall have a stated maturity of five (5) years or less with an annual interest at the prime rate, as published by a reputable commercial bank, and such other terms and conditions as may be determined by the Manager. For the avoidance of doubt, the Subject Member shall continue to earn and receive distributions from the Company in accordance with this Agreement with respect to its Subject Units during the pendency of any Regulatory Event through and including the date on which the closing of the purchase and sale of the applicable Subject Units occurs. If the Subject Member fails to deliver any instruments of transfer and/or documentation as shall be reasonably required by the Company or other Members, as the case may be, then a representative designated by Company may execute any documents, including but not limited to, an instrument of transfer or purchase agreement, as shall reasonably be requested for the purpose effectuating the provisions of this Section 5.6, and the Company is hereby deemed appointed the attorney-in-fact of the Subject Member for such purpose.

ARTICLE 6

BOOKS AND RECORDS; ACCOUNTING; ROLL-UP

6.1 BOOKS AND RECORDS. AT ALL TIMES DURING THE CONTINUANCE OF THE COMPANY,

the Company shall maintain, at its principal place of business, separate books of account for its operations in accordance with generally accepted accounting principles and in accordance with applicable tax accounting principles.

6.2 ACCOUNTING METHOD.

For both financial and tax reporting purposes and for purposes of determining Net Income and Net Loss, the books and records of the Company shall be kept on the accrual method of accounting.

6.3 AUDIT/SCHEDULES K-1.

At any time as determined by the Manager, the financial statements of the Company may be (but shall not be required to be) audited by an independent certified public accountant, selected by the Manager, with such audit to be accompanied by a report of such accountant containing its

31

opinion. The Company will cause the timely preparation and distribution of Schedules K-1 to each Member.

6.4 FISCAL YEAR.

The fiscal year of the Company shall be the calendar year or such other period as shall be determined by the Manager.

6.5 INFORMATION RIGHTS.

Subject in all respects to Section 7.1 hereof, the Company shall deliver to each Senior Member unaudited quarterly and unaudited annual financial statements; provided, that if the financial statements of the Company are audited in accordance with Section 6.3, then, subject in all respects to Section 7.1 hereof, the Company shall deliver copies of such audited financial statements to each Senior Member. Also subject in all respects to Section 7.1 hereof, upon written request by a Senior Member, the Company shall deliver to such Senior Member unaudited monthly revenue reports.

6.6 OWNERSHIP OF INTELLECTUAL PROPERTY.

The Members acknowledge and agree that any and all trademarks, tradenames, service marks, logos and copyrights utilized in any manner by, or developed in connection with, the Company, together with any and all recipes for each food and beverage item developed from time to time for the Company's business, the "look and feel" of the Company's retail shops and other proprietary intellectual property utilized and developed by the retail operations, are owned in all respects by the Company and/or its members. In connection with the foregoing, the Members further acknowledge and agree that any such proprietary intellectual property (a) may be licensed by the Manager and or/its members, as applicable, on a non-exclusive and royalty-free basis on such commercially reasonable terms as determined by the Manager and any licensor, and (b) which is registered in the name of the Company shall be transferred by the Company to the Manager or to one (1) or more of the members thereof, as applicable, without any consideration of any kind or nature whatsoever.

6.7 ROLL-UP.

(a) At such time and in such manner as the Manager (in its sole discretion) shall authorize or determine to be appropriate, all of the outstanding Units of the Company may be required to be exchanged for shares of capital stock or other equity interests (the "**New Securities**"), or alternatively required to be redeemed, as part of a restructuring or consolidation of the Company and the Affiliated companies owned or controlled by the Manager and/or any of its Affiliates into a holding company structure (the "**Successor Entity**"), whether by merger, transfer and/or contribution of assets and liabilities (the "**Roll-Up**"). The form and ownership percentages of the New Securities, and/ or the redemption price, as the case may be, will be reasonably determined in good faith by the Manager after consultation with an independent financial advisor.

(b) Each of the Members hereby agrees to cooperate fully with the Manager and, if applicable, to enter into one or more agreements which shall reflect each of their respective rights and obligations as stockholders or members of any Successor Entity.

(c) In furtherance of the foregoing, if the Successor Entity is a corporation, each Member shall be entitled to receive New Securities in the Successor Entity of such classes or series reflecting the following: (x) in the case of Class B Units, each Class B Member shall be issued common stock of the Successor Entity with the substantially similar economic rights which the Class B Members are entitled under this Agreement in respect of their Class B Units; and (y) in the case of Class A Units, each Class A Member shall be issued preferred stock of the Successor Entity with the substantially similar economic and super voting rights which the Class A Members are entitled under this Agreement in respect of their Class A Units.

ARTICLE 7

MISCELLANEOUS

7.1 CONFIDENTIALITY.

The Members acknowledge that they may receive Confidential Information from or regarding the Company. For purposes of this Agreement, "**Confidential Information**" means and includes (a) financial statements or other financial information or data (historical or prospective) of or relating to the Company that has not been publicly disclosed by the Company; (b) information that the Company maintains in confidence and that has actual or potential economic value to the Company because it is not generally known to others and is not readily ascertainable by them, including, without limitation, trade secrets and information relating to the Company's marketing and business plans and strategies and information concerning the design and production of any current or future projects of the Company; (c) information entrusted to the Company in confidence by third parties; and

(d) information reasonably designated by the Manager as confidential information. Each Member shall hold in strict confidence any Confidential Information and may not disclose it to any Person other than another Member, except for disclosures (i) compelled by law, (ii) to advisers or representatives of the Member, but only if the recipients are bound by obligations of confidentiality with respect thereto, or (iii) of information that the Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members agree that breach of the provisions of this Section 7.1 may cause irreparable injury to the Company for which monetary damages (or other remedy at law) are inadequate in view of (y) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions, and (z) the uniqueness of the Company's business and the confidential nature of the information described in this Section 7.1. Accordingly, the Members agree that the provisions of this Section 7.1 may be enforced by specific performance in accordance with the provisions of <u>Section 7.4</u> hereof.

7.2 AMENDMENTS.

(a)   This Agreement may not be amended except by a writing approved by the Manager and holders of a Majority in Interest.

(b)   Notwithstanding anything to the contrary contained herein, the Manager may amend this Agreement without the consent of any Member (i) to reflect changes validly made in the membership of the Company and corresponding changes in the terms and provisions of this Agreement necessary to reflect or conform with any such change in membership, (ii) to reflect changes permitted in accordance with this Agreement in the Capital Accounts and/or Percentage Interests of the Members, (iii) to clarify any ambiguities herein or to appropriately adjust any mechanics or procedures set forth herein so long as the rights of the Members are not prejudiced (in more than an insignificant manner) thereby, or (iv) if such amendment is of an inconsequential nature (as reasonably determined by the Manager) and does not affect the rights of the Members in any material adverse respect.

(c)   Anything in the foregoing provisions of this <u>Section 7.2</u> to the contrary notwithstanding, this Agreement shall be amended from time to time (without any required consent of the Members) in each and every manner deemed necessary or appropriate by the Manager to comply with the then existing requirements of the Code and the Regulations and the rulings of the Treasury Department or Internal Revenue Service affecting the Company.

(d)   The Manager shall be entitled to amend and/or restate, and/or authorize the amendment and/or restatement of, the Articles from time to time to reflect and/or in any manner consistent with, any action, matter or change (whether an amendment to this Agreement or otherwise) approved by the Manager, or otherwise approved, in accordance with this Agreement, and no such amendment or restatement shall require the vote, approval or consent of any Member.

7.3 POWER OF ATTORNEY.

(a) Each Member does hereby make, constitute and appoint the Manager with full power of substitution, as its or his true and lawful attorney with respect to affairs of the Company, for it or him and in its or his name, place and stead and for its or his own use and benefit to execute, swear to, acknowledge, deliver, file and record on its behalf in the public offices and publish (i) the Articles; (ii) all instruments which the Manager shall deem appropriate to reflect any amendment, change (including but not limited to a change of membership) or modification of the Company or this Agreement in accordance with the terms of this Agreement; (iii) certificates of fictitious or assumed name; (iv) all certificates and other instruments and all amendments thereto which the Manager shall deem appropriate or necessary to qualify, or continue the qualification of, the Company as a limited liability company wherein a Member has limited liability in the jurisdictions in which the Company may conduct business;

(v) all conveyances and other instruments or documents which the Manager shall deem appropriate or necessary to reflect the dissolution and termination of the Company pursuant to the terms of this Agreement; (vi) all instruments relating to the admission, withdrawal or substitution of any Member, the permitted Transfer of all or any part of any Membership Interest, and the issuance of additional Membership Interests, as may be permitted under this Agreement; and (vii) all instruments or other documents which the Manager shall deem appropriate in order to exercise any remedy under this Agreement.

(b) The power of attorney granted under this Section 7.3 by the Members is a special power of attorney coupled with an interest and is irrevocable, shall not be affected by any subsequent incapacity or mental incompetence and is executed pursuant to the terms of the applicable laws of any state or other jurisdiction in respect to the creation of durable powers of attorney. It may be exercised for the Members who have granted such power of attorney by a facsimile signature of the Manager or by listing all of such Members executing any instrument over the signature of the Manager acting as Attorney-in-Fact for all of them. This Power of Attorney will survive the delivery of an assignment by such a Member of the whole or any portion of its or his Membership Interest, except that in cases in which the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file instruments necessary to effect such substitution.

7.4 SPECIFIC PERFORMANCE.

The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including without limitation specific performance, without bond or other security being required.

7.5 ENTIRE AGREEMENT.

This Agreement, together with any Profits Interest Member Instrument applicable to any Class C Member, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, superseding any and all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter.

7.6 NOTICES.

Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and addressed to the Company or the Members (as applicable), at their addresses as reflected in the records of the Company from time to time. Notices given as provided in this Section 7.6 shall be deemed effective: (a) on the date hand delivered; (b) on the first business day following the sending thereof by recognized overnight courier; (c) on the fifth calendar day (or, if it is not a business day, then the next succeeding business day thereafter) after the depositing thereof into the exclusive custody of the U.S. Postal Service with all required postage paid in full, and (d) on the date of a verified facsimile transmission.

7.7 CERTAIN INTERPRETIVE MATTERS.

Whenever from the context it appears appropriate, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof. Unless otherwise indicated, reference in this Agreement to a "Section" or Article" means a Section or Article, as applicable, of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" shall refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "or," "either" and "any" shall not be exclusive. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

7.8 COMPANY OBLIGATIONS.

Except as may be expressly set forth in this Agreement, no obligation of the Company under the Agreement shall in any manner constitute an obligation of or be deemed guaranteed in any manner by any Member.

7.9 BENEFITS OF AGREEMENT.

This Agreement shall be binding upon and inure to the benefit of the respective heirs, personal representatives, successors and permitted assigns of the parties hereto; provided that nothing contained herein shall permit any assignment of any Membership Interests or any rights or obligations under this Agreement except as elsewhere expressly permitted in this Agreement. This Agreement shall not inure to the benefit of or be enforceable by any creditor of the Company or any creditor of any Member or be deemed to create any rights in favor of or be for the benefit of any Person not a party hereto.

7.10 WAIVERS.

No waiver by any party hereto of any failure by any other party hereto to comply with any obligation under this Agreement shall be effective unless in writing and signed by the party granting such waiver, and no such waiver shall be deemed a waiver of any subsequent failure of the same or similar nature.

7.11 SEVERABILITY.

If any provision of this Agreement shall be held to be invalid, prohibited or unenforceable in any jurisdiction or to any extent for any reason, the validity of the remainder of this Agreement shall not be affected and the offending provision shall be deemed modified to the minimum extent necessary to make it consistent with applicable law, and, in its modified form, the provision shall then be enforceable and enforced.

7.12 COOPERATION.

The parties cooperated in the preparation and negotiation of this Agreement and this Agreement shall not be construed against or in favor of any party by virtue of the identity, interest or affiliation of its preparer.

7.13 GOVERNING LAW.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to contrary choice of law principles of such State. Each party also hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the City of Dover, State of Delaware for any and all actions, suits or proceedings arising out of or relating to this Agreement or any of the matters referred to herein. Headings. The headings and subheadings of Sections of this Agreement and/or any Schedule hereto are for convenience of reference only and shall not constitute part of or define or limit any of the provisions of this Agreement or such Schedule.

7.14 EXECUTION.

This Agreement may be executed by the parties hereto by facsimile signature, in counterparts, or by separate signature page or instrument, each of which shall be considered an original, and all of which shall together constitute but one and the same agreement.

[The remainder of this page is intentionally blank; signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

CHICK'NCONE LLC



_____
By: Jonathan Almanzar
Title **CEO**

_____
By: Joshua Lanier
Title: **COO**

Member Name and Address	Class A Units Voting	Class B Units Nonvoting	Capital Account Balance
Chick'nCone LLC* 241 N 4th St, Bangor PA 18013	1000000	0	$20,000,000.00
Totals:	**1000000**		**$20,000,000.00**

* - Senior Member